Exhibit 99.1

Royal Bank of Canada
Information for Shareholders

Notice of Annual Meeting of Common Shareholders

February 28, 2003

Management Proxy Circular

Notice of Annual Meeting of Common Shareholders of Royal Bank of Canada

Date:	Friday, February 28, 2003	Business of the Meeting of Common Shareholders:

Time:	9:30 a.m. (Eastern Time)	(1) Receipt of the Financial Statements of the Bank for the year ended October 31, 2002 and the Auditors’ Report on the statements;

Place:	Mount Royal Centre Auditorium 2200 Mansfield Street Montreal, Quebec	(2) Election of Directors; (3) Appointment of Auditors; (4) Consideration of the Shareholder Proposals set out in Schedule ‘C’ to the Management Proxy Circular; and

(5) Consideration of any other business, which may be properly brought before the meeting of Common Shareholders.

By order of the Board of Directors

Jane E. Lawson Senior Vice-President & Secretary January 28, 2003

Important

On January 10, 2003, the record date for the meeting, 666,734,693 Common Shares were outstanding, which corresponds to the number of “eligible votes” as defined in the Bank Act.

Shareholders who are unable to be present at the Annual Meeting of Common Shareholders are requested to complete and sign the enclosed form of proxy. Please return it promptly in the envelope provided or forward it by facsimile to (416) 263-9524 or toll-free to
1-866-249-7775, so that your shares will be represented whether or not you attend. Proxies should be received at the Toronto office of Computershare Trust Company of Canada, the Transfer Agent, no later than 5:00 p.m. (Eastern Time) on Wednesday, February 26, 2003 or hand-delivered at the registration table on the day of the meeting prior to the commencement of the meeting.

SECTION 1 Voting information
SECTION 2 Business of the meeting
Financial statements
Election of directors
Appointment of auditors
Shareholder Proposals
SECTION 3 Disclosure of compensation and other information
Directors’ remuneration
Report on executive compensation
Performance graph
Officers’ remuneration
Indebtedness of directors and officers
Additional items
SCHEDULE ‘A’: Record of attendance by directors
SCHEDULE ‘B’: Statement of corporate governance practices
SCHEDULE ‘C’: Shareholder Proposals

Dear Shareholder:

The Bank’s Annual Meeting of Common Shareholders will be held at the Mount Royal Centre, Auditorium, 2200 Mansfield Street, Montreal, Quebec, on Friday, February 28, 2003 at 9:30 a.m. (Eastern Time).

At this meeting, we will be voting on a number of important matters. We hope you will take the time to consider the information on these matters set out in this Circular. It is important that you exercise your vote, either in person at the meeting or by completing and sending in your proxy.

We invite you to join us at this meeting. There will be an opportunity to ask questions and meet with management, the Board of Directors and your fellow shareholders.

Yours sincerely,

Guy Saint-Pierre, O.C. Chairman of the Board	Gordon M. Nixon President & Chief Executive Officer

Management Proxy Circular
As of January 3, 2003, except as otherwise provided

This Management Proxy Circular is furnished in connection with the solicitation by the management of Royal Bank of Canada of proxies for use at the Bank’s Annual Meeting of Common Shareholders.

What’s inside

2	Section 1: Voting information

4	Section 2: Business of the meeting

4	Financial statements

4	Election of directors

8	Appointment of auditors

8	Shareholder Proposals

9	Section 3: Disclosure of compensation and other information

9	Directors’ remuneration

10	Report on executive compensation

14	Performance graph

14	Officers’ remuneration

21	Indebtedness of directors and officers

22	Additional items

23	Schedule ‘A’: Record of attendance by directors

24	Schedule ‘B’: Statement of corporate governance practices

32	Schedule ‘C’: Shareholder Proposals

1   Royal Bank of Canada

SECTION 1 Voting Information

Who is soliciting my proxy?

The management of the Bank is soliciting your proxy for use at the Annual Meeting of Common Shareholders.

What will I be voting on?

You will be voting on:

•	Election of directors of the Bank (see page 4),

•	Appointment of Deloitte & Touche LLP and PricewaterhouseCoopers LLP as the Bank’s auditors (see page 8), and

•	Shareholder Proposals (see page 8).

How will these matters be decided at the meeting?

A simple majority of the votes cast, by proxy or in person, will constitute approval of each of the matters specified in this Circular.

How many votes do I have?

Subject to the voting restrictions noted below, you will have one vote for every Common Share of the Bank you own at the close of business on January 10, 2003, the record date for the meeting.

     To vote shares you acquired subsequent to the record date, you must, not later than 10 days before the meeting:

•	request that the Bank add your name to the voters’ list, and

•	produce properly endorsed share certificates or otherwise establish that you own the shares.

Voting restrictions

Shares cannot be voted either in person or by proxy if they are beneficially owned by:

•	the government of Canada or of a province,

•	the government of a foreign country or of any political subdivision of a foreign country,

•	an agency of any of these entities,

•	any person who has acquired a significant interest in any class of shares of the Bank (more than 10% of the class) without the approval of the Minister of Finance, or

•	any person who has a significant interest in any class of shares of the Bank (more than 10% of the class) and who has a significant interest in any class of shares of another widely held bank with equity of $5 billion or more.

In addition, no person and no entity controlled by any person may cast votes in respect of any shares beneficially owned by the person or the entity that represent, in the aggregate, more than 20% of the eligible votes.

How many shares are eligible to vote?

The number of Common Shares outstanding on January 10, 2003, being equal to the number of “eligible votes” as defined in the Bank Act, is indicated under the heading “Important” in the Notice of Meeting.

     To the knowledge of the Bank’s directors and officers, as of January 3, 2003 no person owned or exercised control or direction over more than 10% of the outstanding Common Shares.

How do I vote?

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the meeting or by proxy, as explained below.

     If your shares are held in the name of a nominee, please see the instructions below under the headings “How can a Non-Registered Shareholder vote?” and “How can a Non-Registered Shareholder vote in person at the meeting?”

Voting by proxy

Whether or not you attend the meeting, you can appoint someone else to vote for you as your proxyholder. You can use the enclosed proxy form, or any other proper form of proxy, to appoint your proxyholder. The persons named in the enclosed form of proxy are directors or officers of the Bank. However, you can choose another person to be your proxyholder, including someone who is not a shareholder of the Bank. You may do so by deleting the names printed on the proxy and inserting another person’s name in the blank space provided, or by completing another proper form of proxy.

How will my proxy be voted?

On the proxy form, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.

     If you have specified on the proxy form how you want your shares to be voted on a particular issue (by marking FOR, AGAINST or WITHHOLD) then your proxyholder must vote your shares accordingly.

     If you have not specified on the proxy form how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit.

2   Royal Bank of Canada

Unless contrary instructions are provided, Common Shares represented by proxies received by management will be voted:
FOR the election as directors of the proposed nominees whose names are set out on the following pages,
FOR the appointment of Deloitte & Touche LLP and PricewaterhouseCoopers LLP as auditors,
FOR management’s proposals generally,
AGAINST Shareholder Proposals Nos. 1 to 13 set out in Schedule ‘C’, and
FOR Shareholder Proposal No. 14 set out in Schedule ‘C’.

What if there are amendments or if other matters are brought before the meeting?

The enclosed proxy form gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notice.

     As of the time of printing of this Circular, management is not aware that any other matter is to be presented for action at the meeting. If, however, other matters properly come before the meeting, the persons named on the enclosed proxy form will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the proxy form with respect to such matters.

What if I change my mind and want to revoke my proxy?

You can revoke your proxy at any time before it is acted upon. You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the Head Office of the Bank not later than the last business day before the day of the meeting, or to the Chairman of the meeting on the day of the meeting or any adjournment.

Who counts the votes?

Proxies are counted by Computershare Trust Company of Canada, the Transfer Agent of the Bank.

Is my vote confidential?

The Transfer Agent preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to management, and (b) as necessary to comply with legal requirements.

How are proxies solicited?

The Bank’s management requests that you sign and return the proxy form to ensure your votes are exercised at the meeting. The solicitation of proxies will be primarily by mail. However, the directors, officers and regular employees of the Bank may also solicit proxies by telephone, in writing or in person. The Bank may also use the services of outside firms to solicit proxies. The cost of proxy solicitation will be paid by the Bank, including the cost of an outside firm, Georgeson Shareholder Communications Canada, estimated to be approximately $33,000.

How can a Non-Registered Shareholder vote?

If your Common Shares are not registered in your own name, they will be held in the name of a “nominee”, which is usually a trust company, securities broker or other financial institution. Your nominee is required to seek your instructions as to how to vote your shares. For that reason, you have received this Circular from your nominee, together with a voting instruction form. Each nominee has its own signing and return instructions, which you should follow carefully to ensure your shares will be voted. If you are a Non-Registered Shareholder who has voted and want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

How can a Non-Registered Shareholder vote in person at the meeting?

Since the Bank does not have access to the names of its Non-Registered Shareholders, if you attend the meeting, the Bank will have no record of your shareholdings or of your entitlement to vote, unless your nominee has appointed you as proxyholder. Therefore, if you are a Non-Registered Shareholder and wish to vote in person at the meeting, please insert your own name in the space provided on the voting instruction form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. Then follow the signing and return instructions provided by your nominee. Do not otherwise complete the form, as you will be voting at the meeting.

3   Royal Bank of Canada

SECTION 2 Business of the meeting

Financial statements

The consolidated financial statements for the year ended October 31, 2002 are included in the Annual Report, which has been mailed to shareholders with this Circular.

Election of directors

The number of directors to be elected is 18. Each director will be elected to hold office until the next Annual Meeting of Common Shareholders or until such office is earlier vacated. The persons named on the enclosed form of proxy intend to vote for the election of the proposed nominees whose names are set out in the following pages and who are now directors of the Bank.

     The following pages set out the names of proposed nominees for election as directors, together with their age, municipality of residence, year first elected or appointed as a director, principal occupation, other principal directorships and committee memberships. Also indicated for each person proposed as a director, is the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised on January 3, 2003 and, as of the same date, the number of Director Deferred Stock Units credited to the account of the director under the Director Deferred Stock Unit Plan and the number of options held by each director under the Director Stock Option Plan. On November 19, 2002, the Board of Directors discontinued on a permanent basis all further grants of options under the Director Stock Option Plan. See the description of these Plans under “Section 3: Disclosure of compensation and other information” in this Circular. Gordon M. Nixon(1) and Cecil W. Sewell, Jr. have received no options under the Director Stock Option Plan. Except where required for qualification as a director of a subsidiary, none of the directors of the Bank holds shares of its subsidiaries. The Board of Directors does not have an executive committee.

     A “Record of attendance by directors” at meetings of the board and its committees during the 12 months ended October 31, 2002 is set out in Schedule ‘A’ to this Circular.

(1)	Options granted to Mr. Nixon under the Stock Option Plan for eligible employees of the Bank are reported under “Officers’ remuneration” in this Circular.

W. Geoffrey Beattie, 42, of Toronto, Ontario, has served on the board of the Bank since May 23, 2001. Mr. Beattie is President and a director of The Woodbridge Company Limited (a holding company) and Deputy Chairman and a director of The Thomson Corporation (a publishing and information company). Prior to April 1998, Mr. Beattie was a partner at the law firm of Tory Tory DesLauriers & Binnington. Mr. Beattie is also a director of Bell Globemedia Inc., Hydro One Inc., the Dean’s Advisory Board of the Joseph L. Rotman School of Management (University of Toronto), a Trustee of the University Health Network and a section Co-Chair, “Major Giving”, of the United Way of Greater Toronto 2002 Campaign.	Member of the Human Resources Committee 500 Common Shares 1,744 Deferred Stock Units 10,000 Options

George A. Cohon, O.C., O.Ont., 65, of Toronto, Ontario, has served on the board of the Bank since June 1, 1988. Mr. Cohon is the Founder and Senior Chairman and a director of McDonald’s Restaurants of Canada Limited (a quick service restaurants company) and Founder and Senior Chairman of McDonald’s in Russia. He is a director of Royal Trust Corporation of Canada, The Royal Trust Company and Astral Media Inc. He is the founding patron of Ronald McDonald Houses, the founder of Ronald McDonald Children’s Charities of Canada and Russia and Co-Chairman of the Toronto Santa Claus Parade.	Member of the Corporate Governance and Public Policy Committee 9,336 Common Shares 4,577 Deferred Stock Units 18,000 Options

Douglas T. Elix, 54, of Ridgefield, Connecticut, has served on the board of the Bank since August 22, 2000. Mr. Elix is Senior Vice-President and Group Executive of IBM Global Services, IBM Corporation (a computer company). Prior to October 1999, Mr. Elix was General Manager, Americas, IBM Global Services, IBM Corporation. Prior to January 1997, he was President of Integrated Systems Solutions Corporation (a computer company). He is also a director of IBM Global Services Australia Ltd.	Member of the Human Resources Committee 3,876 Deferred Stock Units 14,000 Options

4   Royal Bank of Canada

John T. Ferguson, F.C.A., 61, of Edmonton, Alberta, has served on the board of the Bank since April 3, 1990. Mr. Ferguson is Chair of the Board and a director of TransAlta Corporation (an electric generation company), Chairman of the Board and a director of Princeton Developments Ltd. (a real estate company) and a director or officer of a number of subsidiaries of Princeton Developments Ltd. He is also a director of Suncor Energy Inc., The Canadian Institute for Advanced Research, the C.D. Howe Institute and Chancellor of the University of Alberta.	Chairman of the Conduct Review and Risk Policy Committee Member of the Audit Committee 5,362 Common Shares 4,276 Deferred Stock Units 18,000 Options

L. Yves Fortier, C.C., Q.C., 67, of Montreal, Quebec, served on the board of the Bank from June 1986 to August 1988. Mr. Fortier was then appointed Ambassador and Permanent Representative of Canada to the United Nations. He returned to the board of the Bank on March 3, 1992. Mr. Fortier is Chairman and a senior partner of the law firm of Ogilvy Renault. He is Chairman of the Board and a director of Alcan Inc. (an aluminum and packaging company), Governor and a director of the Hudson’s Bay Company, a director of DuPont Canada Inc., Nortel Networks Corporation, NOVA Chemicals Corporation and TVA Group Inc. and a director and member of several not for profit organizations.	Member of the Conduct Review and Risk Policy Committee Member of the Corporate Governance and Public Policy Committee 6,634 Common Shares 8,172 Deferred Stock Units 18,000 Options

The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C., 59, of Quebec City, Quebec, has served on the board of the Bank since October 1, 1991. Mrs. Gauthier is a senior partner of the law firm of Desjardins Ducharme Stein Monast. She is a director of Royal Trust Corporation of Canada, The Royal Trust Company, Metro Inc., Rothmans Inc. and TransCanada PipeLines Limited. She is also a member of the Board of Governors of the Royal Military College of Canada, Chair of the Security Intelligence Review Committee, President of the Foundation of Maison Michel-Sarrazin and President of the Institut Québécois des Hautes Études Internationales (Laval University).	Member of the Conduct Review and Risk Policy Committee Member of the Human Resources Committee 8,481 Common Shares 5,937 Deferred Stock Units 18,000 Options

Brandt C. Louie, F.C.A., 59, of West Vancouver, British Columbia, has served on the board of the Bank since November 20, 2001. Mr. Louie is President and Chief Executive Officer and a director of H.Y. Louie Co. Limited (a food retail distribution company) and Chairman and Chief Executive Officer and a director of London Drugs Limited (a drug retail distribution company). Mr. Louie is also Vice-Chairman and a director of IGA Canada Limited (a franchising company), Chairman of the Board and a director of Slocan Forest Products Ltd. (a paper and forest products company) and a director and member of several not for profit organizations.	Member of the Conduct Review and Risk Policy Committee 8,608 Common Shares 1,256 Deferred Stock Units 10,000 Options

J. Edward Newall, O.C., 67, of Calgary, Alberta, has served on the board of the Bank since September 5, 1984. Mr. Newall is Chairman of the Board and a director of NOVA Chemicals Corporation (a chemicals and plastics company). He is also Chairman of the Board and a director of Canadian Pacific Railway Limited (a transportation company) and a director of Alcan Inc., BCE Inc., Bell Canada and Maple Leaf Foods Inc.	Member of the Audit Committee Member of the Corporate Governance and Public Policy Committee 37,372 Common Shares 5,511 Deferred Stock Units 18,000 Options

5   Royal Bank of Canada

Gordon M. Nixon, 45, of Toronto, Ontario, has served on the board of the Bank since April 1, 2001. Mr. Nixon has been President and Chief Executive Officer of the Bank since August 1, 2001. Mr. Nixon is active in a number of charitable, healthcare and educational organizations and is Chairman of the United Way of Greater Toronto 2002 Campaign. He is also a member of the Canadian Council of Chief Executives and serves as co-chair of that Council’s committee on national policy.	110,132 Common Shares(1) 43,561 Deferred Share Units(2)

David P. O’Brien, 61, of Calgary, Alberta, has served on the board of the Bank since May 7, 1996. Since April 2002, Mr. O’Brien has been the Chairman of the Board and a director of EnCana Corporation (an oil and gas company). From October 2001 to April 2002, Mr. O’Brien was Chairman and Chief Executive Officer and a director of PanCanadian Energy Corporation (an oil and gas company) which merged with Alberta Energy Company Ltd. in April 2002 to form EnCana Corporation. Prior to October 2001, he was Chairman, President and Chief Executive Officer of Canadian Pacific Limited which was reorganized into five distinctive companies, including PanCanadian Energy Corporation. Mr. O’Brien is also a director of Fairmont Hotels & Resorts Inc., Air Canada, Inco Limited, Molson Inc., TransCanada PipeLines Limited and the C.D. Howe Institute. He is also Honorary Chairman and a director of the Canadian Council of Chief Executives and is a member of the Board of Governors of the University of Calgary.	Chairman of the Human Resources Committee Member of the Corporate Governance and Public Policy Committee 29,266 Common Shares 18,000 Options

Charlotte R. Otto, 49, of Cincinnati, Ohio, has served on the board of the Bank since November 21, 2000. Ms. Otto is the Global External Relations Officer of The Procter & Gamble Company (a consumer products company). Ms. Otto is a member of the Arthur Page Society, National Board of the Boys and Girls Clubs of America, Chair of the Cincinnati Playhouse in the Park, Chair of Downtown Cincinnati, Inc. and a member of the Greater Cincinnati Riverfront Development Authority.	Member of the Corporate Governance and Public Policy Committee 3,534 Deferred Stock Units 14,000 Options

Robert B. Peterson, 65, of Toronto, Ontario, has served on the board of the Bank since September 10, 1992. Mr. Peterson is retired Chairman and Chief Executive Officer of Imperial Oil Limited (an integrated petroleum company). He is a director of Fording Inc., Chairman of the fundraising campaign for Queen’s University and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.	Chairman of the Audit Committee Member of the Human Resources Committee 5,530 Common Shares 8,461 Deferred Stock Units 18,000 Options

J. Pedro Reinhard, 57, of Midland, Michigan, has served on the board of the Bank since May 18, 2000. Mr. Reinhard is Executive Vice-President and Chief Financial Officer and a director of The Dow Chemical Company (a science and technology company). He is also a director of the Dow Corning Corporation and Sigma-Aldrich Corporation.	Member of the Audit Committee 5,159 Deferred Stock Units 14,000 Options

(1)	Includes 41,649 deferred shares under the Performance Deferred Share Program. See the description of the Program under “Report on executive compensation” in this Circular.

(2)	Represents Deferred Share Units under the Deferred Share Unit Plan for executive officers of the Bank. See the description of the Plan under “Report on executive compensation” in this Circular.

6   Royal Bank of Canada

Hartley T. Richardson, 48, of Winnipeg, Manitoba, has served on the board of the Bank since November 5, 1996. Mr. Richardson is President and Chief Executive Officer and a director of James Richardson & Sons, Limited (an investment and holding company) and a director or officer of a number of subsidiaries of James Richardson & Sons, Limited. He is also a director of Angiotech Pharmaceuticals, Inc., DuPont Canada Inc., MacDonald Dettwiler and Associates, Asia Pacific Foundation of Canada, Canadian Council of Chief Executives and the Trilateral Commission.	Member of the Conduct Review and Risk Policy Committee 17,000 Common Shares 7,347 Deferred Stock Units 18,000 Options

Guy Saint-Pierre, O.C., 68, of Montreal, Quebec, is the Chairman of the Bank and has served on the board since November 6, 1990.
Mr. Saint-Pierre is retired Chairman of the Board of SNC-Lavalin Group Inc. (an engineering and manufacturing company). He is a director of Alcan Inc., BCE Inc., Bell Canada, General Motors of Canada Limited and a director and member of several not for profit organizations.	Chairman of the Corporate Governance and Public Policy Committee Member of the Human Resources Committee 38,550 Common Shares 4,968 Deferred Stock Units 18,000 Options

Cecil W. Sewell, Jr., 56, of Raleigh, North Carolina, has served on the board of the Bank since July 11, 2001. Mr. Sewell is Chairman Emeritus and a director of RBC Centura Banks, Inc. Mr. Sewell is also a director of RBC Centura Bank, Global Transpark Foundation, Inc., North Carolina Rural Economic Development Center, Inc., Federal Reserve Bank of Richmond, Charlotte Branch and the North Carolina Community College System Foundation.	234,227 Common Shares(1) 77,500 Options(2)

Kathleen P. Taylor, 45, of Toronto, Ontario, has served on the board of the Bank since November 20, 2001. Ms. Taylor is the President, Worldwide Business Operations of Four Seasons Hotels Inc. (a hotel and resort management company). Ms. Taylor is a member of The World Travel & Tourism Council and of the Industry Real Estate Financing Advisory Council.	Member of the Audit Committee 750 Common Shares 1,193 Deferred Stock Units 10,000 Options

Victor L. Young, O.C., 57, of St. John’s, Newfoundland, has served on the board of the Bank since April 2, 1991. From 1984 until May 2001, Mr. Young served as Chairman and Chief Executive Officer of Fishery Products International Limited (a frozen seafood products company). Mr. Young is a director of Aliant Inc., BCE Inc., Imperial Oil Limited and McCain Foods Group Inc. Mr. Young is Chair of the Royal Commission on “Renewing and Strengthening Newfoundland and Labrador’s Position in Canada”. He is also Chairman of the “Give to Feel Good” fundraising campaign for healthcare in Newfoundland and Labrador.	Member of the Audit Committee 6,781 Common Shares 3,647 Deferred Stock Units 18,000 Options

(1)	Includes 4,200 deferred shares under the Performance Deferred Share Program. See the description of the Program under “Report on executive compensation” in this Circular.

(2)	Represents options granted to Mr. Sewell, concurrent with the acquisition of Centura Banks, Inc., and options granted under the Stock Option Plan for employees of the Bank and subsidiaries.

7   Royal Bank of Canada

Appointment of auditors

The persons named in the enclosed proxy form intend to vote for the reappointment of Deloitte & Touche LLP and PricewaterhouseCoopers LLP as auditors of the Bank, to hold office until the next Annual Meeting of Common Shareholders.

     The Bank Act requires Common Shareholders of the Bank to appoint one firm of accountants, and permits the appointment of two firms of accountants, to be auditors of the Bank. The firms of Deloitte & Touche LLP and PricewaterhouseCoopers LLP have served as the Bank’s two auditing firms for the previous five fiscal years.

Auditors’ fees

For the year ended October 31, 2002, Deloitte & Touche LLP and its affiliates and PricewaterhouseCoopers LLP and its affiliates were paid $12.2 million and $19.5 million, respectively, as detailed below.

	Year ended October 31

($Millions)	2002	2001

Deloitte & Touche LLP
Audit Services	$5.1	$4.4
Audit-related services	2.5	3.0
Tax services	0.3	0.3
Financial information systems design and implementation	0.4	—
Other services	3.9	5.3

	$12.2	$13.0

PricewaterhouseCoopers LLP
Audit Services	$6.0	$4.7
Audit-related services	4.3	3.2
Tax services	1.0	0.1
Financial information systems design and implementation	1.6	3.3
Other services	6.6	4.5

	$19.5	$15.8

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. On September 24, 2002, the Audit Committee adopted a policy that prohibits the Bank from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the Audit Committee for other permissible categories of non-audit services, such categories as determined in the United States Sarbanes-Oxley Act of 2002.

     For the year ending October 31, 2003, the Audit Committee has pre-approved expenditure limits for four categories of permissible non-audit services as follows: $1 million for tax services, $1 million for assistance with accounting issues and internal control matters, $1 million for the review of prospectuses and offering circulars and $7 million for business recovery services, including bankruptcy, trusteeship and restructuring.

Shareholder Proposals

Set out in Schedule ‘C’ to this Circular are the Shareholder Proposals that have been submitted for consideration at the Annual Meeting of Common Shareholders.

     The outside date for submission of proposals by shareholders to the Bank for inclusion in next year’s Proxy Circular in connection with next year’s Annual Meeting of Common Shareholders will be December 1, 2003.

8   Royal Bank of Canada

SECTION 3 Disclosure of compensation and other information

Directors’ remuneration

Directors who are also officers of the Bank or its subsidiaries receive no remuneration as directors.

     Annual retainers and attendance fees were paid to the other members of the Board of Directors on the following basis during the year ended October 31, 2002:

(i)	annual board retainer	$30,000
(ii)	committee chairpersons (excluding regional director committees) receive an additional annual retainer	$10,000
(iii)	annual committee retainer (excluding committee chairpersons and regional director committees)	$3,000
(iv)	each board or committee meeting attended (except as otherwise indicated below)	$1,500
(v)	each regional director committee meeting attended (to a maximum of two)	$1,000
(vi)	Chairman of the Board — additional annual retainer	$250,000

In order to provide competitive compensation and recognize the increasing complexity of the Bank’s operations, the Bank’s aim is to set director compensation at a level comparable to the top 25% of the country’s largest corporations and financial institutions.

     Consistent with the foregoing, the additional annual retainer paid to the non-executive Chairman of the Board was increased to $275,000 per year starting November 1, 2002.

     In light of the increased duties and responsibilities of members of the Audit Committee, starting March 1, 2003, retainers paid to members and the chairperson of the Audit Committee will be increased to $6,000 and $20,000 per year, respectively.

     Foreign directors are paid the same face amounts in U.S. dollars. Starting in March 2003, all board fees will be paid to all directors in Canadian dollars. Directors are reimbursed for transportation and other expenses incurred for attendance at board and committee meetings.

Recent initiatives

The Corporate Governance and Public Policy Committee monitors developments in corporate governance and director compensation practices with the goal of identifying and recommending practices which further align the interests of directors with those of the shareholders.

     On November 19, 2002, the Board of Directors, on the recommendation of the Corporate Governance and Public Policy Committee, made the following improvements:

Share ownership guideline

The existing requirement for directors to hold Bank Common Shares or Director Deferred Stock Units (“DDSUs”) with a value of not less than six times the basic annual board retainer will be increased starting on March 1, 2003 to a minimum share ownership level of $300,000. Directors will be expected to reach this level within five years.

Dedicated annual board retainer

Starting in March 2003, in addition to the regular annual board retainer of $30,000, directors will receive an additional dedicated annual board retainer in the amount of $70,000. This dedicated annual board retainer is being implemented in connection with the discontinuation of grants of options to directors under the Director Stock Option Plan discussed below.

     The dedicated annual board retainer will be received, at the option of each director, either in DDSUs under the Director Deferred Stock Unit Plan discussed below or in Bank Common Shares purchased under the Director Share Purchase Plan described below. The dedicated annual board retainer will continue to be invested as described above even after a director reaches the minimum share ownership level under the share ownership guideline. Directors are required to retain until their retirement the Bank Common Shares acquired with the dedicated annual board retainer.

Director Deferred Stock Unit Plan

Under the Director Deferred Stock Unit Plan, directors may receive 50% or 100% of their basic board fees (and may receive 100% of their dedicated annual board retainer starting in March 2003) in the form of DDSUs, each of which has an initial value equal to the market value of a Bank Common Share at the time DDSUs are credited to the directors. The value of a DDSU, when converted to cash, is equivalent to the market value of a Bank Common Share at the time the conversion takes place. DDSUs attract dividends in the form of additional DDSUs at the same rate as dividends on Bank Common Shares. In fiscal 2002 an amount of $948,372 in directors’ fees was deferred by directors and invested in DDSUs.

     A director cannot convert DDSUs to cash until the director ceases to be a member of the board.

9   Royal Bank of Canada

Director Share Purchase Plan

The Director Share Purchase Plan allows directors to have the entire amount, or a portion, of their basic board fees paid by way of Bank Common Shares. In addition, starting in March 2003, the dedicated annual board retainer will be paid by way of Bank Common Shares under the Director Share Purchase Plan where a director has so elected. All administration costs as well as any brokerage fees associated with the purchase and registration of Bank Common Shares are paid by the Bank.

     Directors are required to retain, until retirement from the board, all Bank Common Shares acquired with the dedicated annual board retainer through the Director Share Purchase Plan.

Director Stock Option Plan

On November 19, 2002, the Board of Directors discontinued on a permanent basis all further grants of options under the Director Stock Option Plan. This Plan used to provide for grants of options to purchase 6,000 Bank Common Shares to each newly appointed or elected director, and for annual grants of options to purchase 4,000 Bank Common Shares following each meeting of shareholders of the Bank at which directors are elected. The exercise price for options was set at the market value of the Bank Common Shares at the time of grant. Options granted under the Plan may be exercised for a period of 10 years from the date of the grant, subject to termination at an earlier date upon the retirement from the board or death of their holder. Outstanding options granted prior to the Plan’s suspension on November 19, 2002 remain in effect with no amendments.

     The Board of Directors also introduced new retention guidelines applicable to Bank Common Shares acquired on the exercise of options. Directors who exercise options under the Director Stock Option Plan after November 19, 2002 are required to retain ownership until their retirement from the board of a number of Bank Common Shares which corresponds to one-half of realizable gain after costs of exercise and imputed taxes on each exercise of options.

Alignment of interests

The Board of Directors believes that the increase in the share ownership guideline to $300,000, the introduction of the dedicated annual board retainer to be invested in Bank Common Shares or DDSUs, the discontinuation of grants of options under the Director Stock Option Plan and the introduction of requirements for directors to retain until retirement all Bank Common Shares acquired with the dedicated annual board retainer and a portion of Bank Common Shares acquired upon the exercise of options, will result in a greater alignment of the interests of directors with those of shareholders.

Report on executive compensation

Overview

Compensation is one of the primary tools used by the Bank to attract, retain and motivate employees with the skills and commitment needed to enhance shareholder value. This is particularly true for the most senior Bank officers, who have a significant influence on corporate performance.

The Human Resources Committee (the “Committee”) of the Board of Directors reviews overall compensation policies and makes recommendations to the Board of Directors on compensation for senior Bank officers. This review includes the Chief Executive Officer and senior officers of the Bank, including those whose compensation is set forth under the Summary Compensation Table. In this document, such officers are referred to as the “Named Executive Officers” of the Bank.

     The Committee consists of six directors who are neither officers nor former officers of the Bank. The board as a whole reviews the recommendations of the Committee and gives final approval on compensation matters for senior Bank officers as well as on major policy changes related to remuneration.

     To ensure that the Bank provides competitive compensation to its senior officers, the Committee reviews information from external compensation advisors and the compensation practices at 20 widely held companies in Canada, including major Canadian banks, and at U.S. financial institutions with comparable breadth of operations and market capitalization.

The compensation package for senior Bank officers has three components:

•	Base salary and benefits

•	Annual Incentive Program

•	Mid-Term and Long-Term Incentive Programs

10   Royal Bank of Canada

Base salary and benefits generally correspond to the average of the salary and benefits range paid by the group of companies with which the Bank compares itself. Both annual incentive programs and mid- and long-term incentive programs are broadly designed to produce awards in the top 25% of similar awards by comparative companies when the Bank has strong performance as measured against its plan and the competition. In each case, subject to performance, the awards are based on prevailing market practices. The Committee does not aim to achieve any pre-determined weighting.

     In addition, the Committee assesses individual performance and retains a significant amount of discretion in setting the amounts of the three components of compensation for each Named Executive Officer. These amounts are established on the basis of recommendations by the Chief Executive Officer for the other Named Executive Officers, and on the basis of the Committee’s and the board’s assessment of the Chief Executive Officer’s performance.

     The Committee bases its long-term incentive award decisions on prevailing market practice, subject to Bank performance, without factoring in the number of outstanding options, the in-the-money value of outstanding options, or number of performance deferred share units that a senior Bank officer holds.

Base salary

Each year, the Committee reviews the individual salaries of the Named Executive Officers and if needed makes adjustments to reflect individual performance, responsibility and experience, as well as the contribution expected from each officer.

Annual Incentive Program

The Bank believes incentive pay rewards employees for their contribution to their business or functional unit’s performance and the Bank’s overall performance. The diversity of the Bank’s businesses and functional units and the differences in the key performance drivers result in different measures for each business or functional unit but a key component of an employee’s annual incentive pay remains the Bank’s overall performance.

     Two benchmarks are used in awarding incentives under the Bank’s Annual Incentive Program: achievement of planned targets for return on equity by the Bank during the fiscal year; and, the increase in earnings per share achieved during the fiscal year compared to earnings per share growth achieved by 15 North American financial institutions with which the Bank competes.

     The actual annual incentive for a Named Executive Officer is based on individual contribution reviewed against a variety of factors including business results, judgment, managerial performance, and overall contribution to the Bank’s success. The Committee and the Board of Directors, in their discretion, may also further adjust the amount of the incentive bonus. In 2002, each Named Executive Officer successfully met the personal contribution criteria and the Bank fully achieved the two performance benchmarks.

Stock ownership

To align the interests of senior Bank officers and employees with the interests of shareholders, the Bank encourages stock ownership and demonstrates this commitment by paying a significant portion of senior Bank officer compensation through stock based compensation programs (performance deferred shares, deferred share units, and stock options) and provides eligible employees with the opportunity to own stock through the Bank’s savings and share ownership plans. Approximately 80% of employees own Bank Common Shares.

     The Bank requires all senior Bank officers to own Bank Common Shares, including deferred share units and performance deferred shares, proportionate to the individual’s compensation and position. The minimum stock ownership guidelines are a multiple of either the last three years’ average base salary or the last three years’ average base salary and annual incentive payments, depending on the position. The guidelines are as follows: Chief Executive Officer — 6.0 times last three years’ average base salary; RBC Capital Markets CEO, Mr. C.M. Winograd — 2.0 times last three years’ average base salary and annual incentive payments; other Named Executive Officers — 4.0 times last three years’ average base salary; and other Bank officers — from 1.0 times to 4.0 times last three years’ average base salary or 0.75 times to 1.5 times last three years’ average base salary and annual incentive payments. Bank officers are given three years to achieve these minimum stock holdings and new officers are given five years.

Deferred Share Unit Plan

The purpose of the Deferred Share Unit Plan is to strengthen the alignment of interests between senior Bank officers and shareholders by linking annual incentive awards to the future value of Bank Common Shares. Under the Plan, each participant may elect to receive all or a percentage (0%, 25%, 50%, 75% or 100%) of his or her annual incentive bonus in the form of deferred share units (“DSUs”).

     A participant must elect to take part in the Plan prior to the beginning of the fiscal year. When bonus awards are determined at the end of the fiscal year, the amount elected is converted to DSUs based on the five-day average market price of Bank Common Shares at the end of that fiscal year.

11   Royal Bank of Canada

     DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on Bank Common Shares. The participant is not allowed to convert the DSUs until retirement, permanent disability or termination of employment. The cash value of the DSUs is equivalent to the market value of Bank Common Shares when conversion takes place.

Long-Term and Mid-Term Incentive Programs

Stock Option Plan

The Bank’s Stock Option Plan approved by shareholders on January 27, 1994 provides employees with an incentive to enhance shareholder value by providing participants with a form of compensation which is tied to increases in the market value of Bank Common Shares. Options are granted by the Committee to eligible employees, including the Chief Executive Officer and three of the other Named Executive Officers. In November 2001, with the introduction of the Performance Deferred Share Program, the Bank reduced the size of its option grants. The Bank anticipates further reductions will be made to the size of future option grants.

     In fiscal 2002, the Chief Executive Officer, the other Named Executive Officers, and the other Group Management Committee members agreed that for a 12-month period following each exercise of stock options, they would hold Bank Common Shares with a value equivalent to the after-tax gain realized through the exercise of the options.

     Between November 29, 1999 and June 5, 2001, grants of options under the Bank’s Stock Option Plan were accompanied by tandem stock appreciation rights (“SARs”). Under SARs, participants could choose to exercise a SAR instead of the corresponding option. In such cases, the participants received a cash payment equal to the difference between the closing price of Bank Common Shares and the exercise price of the option. The CEO and the other Named Executive Officers have voluntarily forfeited their tandem SARs and since November 2001 option grants have not been accompanied by tandem SARs.

Performance Deferred Share Program

The Performance Deferred Share Program is intended to increase alignment between the interests of participants and shareholders by enhancing opportunities for share ownership and by rewarding participants for the relative performance of the Bank versus North American financial institutions with which it competes.

     Each award of deferred shares under this Program is made up of 50% regular deferred shares and 50% performance deferred shares. At the time the shares vest, which is three years from the grant date, the performance deferred share component of the award can remain the same or be increased or decreased depending on the Bank’s total shareholder return compared to 15 North American financial institutions.

     If at the time of vesting the Bank’s total shareholder return (“TSR”) is in the top third, participants will receive a cash payment equal to 50% of the then market value of the performance deferred share component of the Program. If at time of vesting, the Bank’s TSR is in the bottom third, the number of shares the participant was awarded under the performance deferred share component of the Program will be reduced by 50%.

North American Compensation Program

With the Bank’s expansion in the United States, the Committee recognized the need from time to time to align the compensation of selected senior Bank officers more closely to general trends in North America. In March 2001, it approved a special medium-term North American Compensation Program for some officers, including the following Named Executive Officers: Messrs. G.M. Nixon, M.J. Lippert and J.T. Rager. In 2002, no awards were made under this program.

     The awards made in 2001 under this Program were converted into share units equivalent to Bank Common Shares. The share units vest over a three-year period in equal instalments of one-third per year. The units have a value equal to the market value of Bank Common Shares on each vesting date and are paid in either cash or Bank Common Shares at the option of the Bank.

Chief Executive Officer’s compensation

     The Committee assesses the overall performance of the Chief Executive Officer (“CEO”) on the basis of his contribution to:

•	The financial performance of the Bank compared to specific objectives and targets established at the beginning of each fiscal year;

•	The strategic positioning of the Bank for profitable growth and success;

•	The risk profile and credit quality of the Bank;

•	The leadership of the organization;

•	The management of succession plans to provide continuity of leadership positions, including that of the CEO; and

•	The quality of the Bank’s relationships with shareholders, customers, employees, governments and communities.

The Committee’s objective is to provide competitive compensation for the CEO based on performance.

     Consistent with the benchmarking described above for base salary and benefits, Mr. G.M. Nixon’s base salary was established at $900,000 for the financial year ended October 31, 2002.

12   Royal Bank of Canada

     The Committee’s assessment of Mr. G.M. Nixon’s performance over the past fiscal year included the following performance highlights:

•	Strong shareholder focus resulting in earnings per share growth performance for the Bank relative to the North American comparator group in the first quartile, despite a challenging environment;

•	Ongoing emphasis on client service;

•	Clear articulation of strategy, with continued focus on North American growth; and

•	Sound risk management practices.

In recognition of Mr. G.M. Nixon’s performance, the Committee set the annual incentive for the year ended October 31, 2002 at $2,400,000. Mr. G.M. Nixon elected to defer 25% of this annual incentive amount under the Bank’s Deferred Share Unit Plan which translated into 10,751 DSUs based on an average market price of Bank Common Shares at the end of the 2002 fiscal year of $55.81.

     On November 21, 2001 Mr. G.M. Nixon was granted options covering 265,000 Bank Common Shares and, under the Performance Deferred Share Program run in conjunction with the Stock Option Plan of the Bank, Mr. G.M. Nixon was awarded 40,500 deferred shares which were granted on January 14, 2002 at a price of $51.48.

RBC Capital Markets and RBC Dain Rauscher

In establishing compensation for senior officers at these Bank business units, the Committee uses as a benchmark the average base salaries paid to senior executive officers of comparable financial institutions who hold similar positions. These market levels are used to determine the base salary and benefits for both Mr. C.M. Winograd, Vice-Chairman of the Bank and Chief Executive Officer of RBC Capital Markets and Mr. I. Weiser, Chairman and Chief Executive Officer of RBC Dain Rauscher.

     Mr. C.M. Winograd and other eligible employees of RBC Capital Markets participate in incentive programs that are linked to the profitability of RBC Capital Markets principally and the Bank’s overall performance; these programs reflect general compensation practices in the investment industry. Individual bonuses are based on the performance of the business unit and the employee’s personal contribution to its success. The incentive programs also include a deferral component. Eligible employees are required to defer between 20% to 30% of their salary and incentives in excess of $300,000, $200,000 U.S. or £165,000, depending on the employee’s currency of remuneration. The deferred component is paid out in equal instalments over a three-year period, and its value is linked to the performance of Bank Common Shares over the same period.

     In addition, Mr. C.M. Winograd is eligible to participate in the Bank’s Deferred Share Unit Plan. Mr. C.M. Winograd elected to defer 25% of his annual incentive amount, which translated into 13,847 DSUs based on an average market price of Bank Common Shares at the end of the 2002 fiscal year of $55.81.

     Mr. I. Weiser and other eligible employees of RBC Dain Rauscher participate in incentive programs linked to the profitability of RBC Dain Rauscher principally and the Bank’s overall performance; these programs reflect the compensation practices of the U.S. investment industry. Individual bonuses are based on the performance of RBC Dain Rauscher and the employee’s contribution to those results. The incentive program also includes a deferral component for senior officers: key contributors are required to defer between 10% and 20% of their salary and annual incentive bonus in excess of $100,000 U.S. The amount deferred is matched with a company contribution that varies with RBC Dain Rauscher performance, and which can range from 15% to 50% of the amount deferred. In 2002, Mr. I. Weiser was required to defer 17% of his salary and bonus in excess of $100,000 U.S. and the company matched 15% of the amount deferred. All mandatory deferred amounts and matching contributions are subject to vesting provisions.

     Mr. I. Weiser also participates in the Bank’s Stock Option Plan and in the Bank’s Performance Deferred Share Program, as described above.

Summary

The Committee is responsible for ensuring that overall compensation reflects the Bank’s desired compensation principles and its financial performance. The Chairman of the Committee has direct access to external compensation advisors. The Committee makes recommendations to the Board of Directors, which has final approval on compensation matters for senior Bank officers and major policy changes.

     It is the view of the Committee that executive compensation levels are appropriate for the size of the Bank, the scope of business managed and the level of profits generated for shareholders.

The Committee Members are as follows:

D.P. O’Brien, Chairman
W.G. Beattie
D.T. Elix
P. Gauthier, P.C., O.C., O.Q., Q.C.
R.B. Peterson
G. Saint-Pierre, O.C.

13   Royal Bank of Canada

Performance graph

The following performance graph shows the cumulative return over the five-year period ended October 31, 2002 for Royal Bank’s Common Shares (assuming reinvestment of dividends), compared to the TSX Banks & Trusts Index, the TSX Financial Services Index and the S&P/TSX Composite Index.

     The table shows what a $100 investment in each of the above-mentioned indices and in Royal Bank Common Shares, made at the end of fiscal 1997, would be worth at the end of each of the five years following the initial investment.

     The Toronto Stock Exchange has announced its intention to discontinue the TSX Banks & Trusts Index and the TSX Financial Services Index in May 2003. For the performance graph to be shown in the 2003 Proxy Circular, we intend to use the new S&P/TSX Composite Banks and S&P/TSX Composite Financials Indices as line-of-business indices for comparison purposes. These new indices are based on the Global Industry Classification Standard, a set of global sector and industry definitions developed by Standard & Poor’s and Morgan Stanley Capital International.

Royal Bank of Canada five-year total return on $100 investment(1)
(October 31, 1997—October 31, 2002)

	1997	1998	1999	2000	2001	2002

Royal Bank of Canada	$100	$97	$89	$139	$139	$166
TSX Banks & Trusts Index	$100	$96	$102	$143	$141	$147
TSX Financial Services Index	$100	$99	$95	$136	$137	$134
S&P/TSX Composite Index	$100	$92	$110	$147	$107	$99

(1)	Assumes dividends are reinvested.

(2)	Compound annualized total return (assumes dividends are reinvested).

Officers’ remuneration

Compensation of Named Executive Officers of the Bank

The Summary Compensation Table details compensation during the three fiscal years ended October 31, 2002, for the President and Chief Executive Officer of the Bank and the four other most highly compensated senior Bank officers of the Bank measured by base salary and annual incentive bonuses earned during the fiscal year ended October 31, 2002.

     The information includes:

•	Salary earned in each applicable year;

•	Incentive bonuses in each applicable year;

•	Other annual compensation, which includes perquisites and personal benefits;

•	Stock options granted under the Stock Option Plan;

•	Regular deferred shares and performance deferred shares granted under the Performance Deferred Share Program;

•	Awards granted under the medium-term North American Compensation Program;

•	Deferred share units; and

•	Other reportable compensation.

14 Royal Bank of Canada

Summary Compensation Table

		Annual compensation			Long-term compensation awards

				Other	Securities under	Restricted shares
				annual	options/SARs	or restricted	All other
Name and		Salary	Bonus	compensation	granted	share units	compensation
principal position	Year	($)	($) (a)	($) (c)	(# of shares)	(# of shares)	($) (h)

G.M. Nixon President and Chief Executive Officer	2002 2001 2000	900,000 650,833 302,000	1,800,000 and 10,751 share units based on $600,000 Note (b) 1,480,000 and 31,897 share units based on $1,480,000 Note (b) 8,000,000	142,120 — —	265,000 200,000 N/A	40,500 deferred shares Note (d) 63,549 share units Note (e) Note (g) Note (g)	109,240 15,238 —

M.J. Lippert Vice-Chairman	2002 2001 2000	500,000 500,000 500,000	1,200,000 and 3,584 share units based on $200,000 Note (b) 10,775 share units based on $500,000 Note (b) 700,000	1,555,496 2,659,041 2,329,430	95,000 140,000 140,000	14,000 deferred shares Note (d) 63,549 share units Note (e) —	44,606 14,383 10,932

J.T. Rager Vice-Chairman	2002 2001 2000	600,000 591,667 533,333	675,000 and 4,032 share units based on $225,000 Note (b) 400,000 and 8,621 share units based on $400,000 Note (b) 500,000 and 16,069 share units based on $500,000 Note (b)	73,654 15,254 16,240	95,000 140,000 140,000	14,000 deferred shares Note (d) 64,350 share units Note (e) —	86,445 49,336 26,344

C.M. Winograd Vice-Chairman	2002 2001	254,984 279,350	1,950,705 and 13,847 share units based on $772,800 Note (b) 3,525,000 and 25,323 share units based on $1,175,000 Note (b)	— —	N/A N/A	22,913 share units based on $1,276,495 Note (f) Note (f)	472,239 346,475

I. Weiser Chairman & CEO RBC Dain Rauscher	2002 2001	300,000 U.S. 241,250 U.S.	3,000,000 U.S. Note (i) 3,000,000 U.S. Note (i)	— 78,924 U.S.	12,000 15,000 SARs	1,818 deferred shares Note (d) 193,467 share units based on $6,500,000 U.S. Note (j)	104,836 U.S. Note (k) 449,437 U.S. Note (k)

15   Royal Bank of Canada

(a)	Total annual incentive bonus for each Named Executive Officer consists of cash and deferred share unit amounts shown under the “Bonus” column.

(b)	The DSUs awarded for fiscal 2002 are based on a share price of $55.81 which was the average closing price of Bank Common Shares for the last five trading days of fiscal 2002. Aggregate holdings of DSUs as at October 31, 2002 and their value, based on a common share price of $54.41, are as follows: Mr. G.M. Nixon 32,585 DSUs with a value of $1,772,950, Mr. M.J. Lippert 11,008 DSUs with a value of $598,945, Mr. J.T. Rager 37,646 DSUs with a value of $2,048,319, Mr. C.M. Winograd 330,929 DSUs with a value of $18,005,847. Additional DSUs are credited to reflect dividends paid on Bank Common Shares.

(c)	The amounts in this column represent perquisites, other taxable benefits and other annual compensation. These amounts include costs for leased automobiles for Mr. G.M. Nixon of $69,176, Mr. M.J. Lippert of $40,882, and Mr. J.T. Rager of $51,496, and the cost of financial counselling services for Mr. Lippert of $14,614. For Mr. Lippert amounts appearing in this column for 2000 and 2001 include a Canadian allowance recognizing the differences in currency values and taxes resulting from Mr. Lippert’s employment relocation in 1997 from the U.S. to Canada. In fiscal 2002, Mr. Lippert’s Canadian allowance started being phased out with complete elimination by November 1, 2007. For fiscal 2002, the allowance was set at $1,500,000.

(d)	Amounts shown for fiscal 2002 for Messrs. Nixon, Lippert, Rager, and Weiser represent awards made on November 21, 2001 under the Bank’s Performance Deferred Share Program. Aggregate holdings of deferred shares granted under this program as at October 31, 2002 and their value, based on a Bank Common Share price of $54.41, are as follows: Mr. G.M. Nixon 41,364 shares with a value of $2,250,615, Mr. M.J. Lippert 14,299 shares with a value of $778,009, Mr. J.T. Rager 14,299 shares with a value of $778,009, Mr. I. Weiser 1,818 shares with a value of $64,121 U.S., based on an October 31, 2002 Bank Common Share price of $35.27 U.S. For participants based in Canada, dividend equivalents accrued during the year are credited in the form of additional units under the Performance Deferred Share Program. For participants based in the U.S., dividend equivalents accrued during the year are paid directly to the participant.

(e)	In order to align the compensation of senior Bank officers more closely to the North American market, in 2001 awards were made under the North American Compensation Program to some officers, including $3,000,000 awards made to each of Messrs. G.M. Nixon and M.J. Lippert on April 1, 2001. Messrs. Nixon and Lippert’s awards were converted into 63,549 share units each. The share units vest over a three-year period in equal instalments of one-third per year. The share units will have a value equal to the market value of Bank Common Shares on each vesting date and will be paid in either cash or Bank Common Shares at the option of the Bank. The number of share units initially awarded was determined based on the award amount divided by the average closing price of Bank Common Shares traded on the Toronto Stock Exchange for the five trading days immediately preceding the date of the award. The first third of these share units vested on April 1, 2002 and Messrs. Nixon and Lippert each received a cash payment of $1,105,617. The unvested two-thirds of the share units at year-end (i.e., 42,366 share units) had a year-end aggregate value of $2,305,134 on October 31, 2002, based on a Bank Common Share price of $54.41. In March 2001, Mr. J.T. Rager received a $3,000,000 award converted into 64,350 share units. The first third of these share units vested on March 1, 2002 and Mr. Rager received a cash payment of $1,066,065. The unvested two-thirds of the share units at year-end (i.e., 42,900 share units) had a year-end aggregate value of $2,334,189 on October 31, 2002. The units do not attract dividends. No awards were made under this Program in 2002.

(f)	Mr. C.M. Winograd participates in the RBC Capital Markets incentive program. Mr. Winograd was awarded 160,000 units for fiscal 2002, which had a value of $908,800, this together with his annual incentive of $3,091,200 represents his total incentive awards for 2002. Under the RBC Capital Markets deferral component of the RBC Capital Markets incentive program, 30% of Mr. Winograd’s combined salary ($254,984) and incentives ($4,000,000), $1,276,495 was deferred into 22,913 share units based on a unit price of $55.71. For fiscal 2001 he had been awarded 180,000 units which had a value of $1,942,200 all of which was deferred. The deferred amounts are adjusted to reflect the variation in market price, including deemed reinvestment of dividends. The cumulative deferred amount as at October 31, 2002 was $4,453,512 based on 81,851 share units and a Bank Common Share price of $54.41. The amount deferred is payable at the rate of one-third per year and will be paid in Bank Common Shares at the then prevailing price.

(g)	Mr. G.M. Nixon was awarded 180,000 units under the RBC Capital Markets incentive program for fiscal 2000, which had a value of $2,160,000, all of which was deferred. Mr. Nixon also participated in the plan prior to his appointment as President and COO of the Bank in 2001. Mr. Nixon was awarded 180,000 units for fiscal 2001 which had a value of $1,121,508 at the time of his ceasing employment with RBC Capital Markets on his appointment as President and COO of the Bank. At that time, Mr. Nixon was required to redeem all his units under this program for a cumulative amount of $3,983,120 which Mr. Nixon chose to receive as 42,983 Bank Common Shares representing the net after-tax proceeds of the cumulative amount.

(h)	The amounts in this column represent the Bank’s contribution under the Royal Employee Savings and Share Ownership Plan (RESSOP). These officers participate in RESSOP on the same basis as all other Bank employees. Under this Plan, employees can contribute up to 10% of their salary towards the purchase of Bank Common Shares, with the Bank contributing additional Bank Common Shares to the extent of 50% of eligible contributions up to a maximum of 3% of the employee’s salary. The amounts in this column also include the amount of dividends accrued during the year on share units and credited in the form of additional units under both the Deferred Share Unit Plan and the Performance Deferred Share Program.

(i)	The amounts shown under this column reflect a contractual guarantee in connection with the purchase of Dain Rauscher in January 2001.

(j)	The amount reflected is the Retention Unit Award in connection with the purchase of Dain Rauscher in January 2001. The value of a Retention Unit equals the value of a Bank Common Share. Retention Units vest over a three-year period in equal instalments, and are paid in cash. Additional units are credited to reflect dividends. The initial value of the award of $6,500,000 U.S. was issued on January 10, 2001 and converted into 193,467 Retention Units. In January 2002, 65,427 of these share units vested and Mr. I. Weiser received a cash payment of $2,112,393 U.S. The aggregate holding of Retention Units as at October 31, 2002 is $4,713,659 U.S. based on 133,645 share units and a Bank Common Share price of $35.27 U.S.

(k)	The amounts in this column represent the Bank’s contributions under the 401(k) plan and under the mandatory deferred incentive program of RBC Dain Rauscher, as well as the amount of dividends accrued during the year on share units and credited in the form of additional units under both the mandatory deferred incentive program and the Performance Deferred Share Program. This officer participates in the 401(k) plan on the same basis as all other Bank employees. As of October 31, 2002, Mr. I. Weiser’s aggregate holdings under the mandatory deferred incentive program was 21,827 deferred units which had a value of $769,838 U.S. based on a Bank Common Share price of $35.27 U.S.

Performance Deferred Shares

The following table shows for each Named Executive Officer the number of regular deferred shares and performance deferred shares awarded under the Performance Deferred Share Program during the year ended October 31, 2002. Value realized upon vesting is the market value of the Bank Common Shares on the vesting date. The regular deferred shares and performance deferred shares vest three years after their award date.

     At the time the shares vest, the performance deferred share component of the Performance Deferred Share Program

16   Royal Bank of Canada

can remain the same or be increased or decreased by 50% depending on the Bank’s TSR compared to 15 North American financial institutions. If at the time of vesting the Bank’s TSR is in the top third, participants will receive a cash payment equal to 50% of the then market value of the performance deferred share component of the Program on the vesting date (with the estimated value at time of vesting of the performance deferred shares and the cash payment, being shown in the maximum column). If at time of vesting, the Bank’s TSR is in the bottom third, the number of performance deferred shares the participant was awarded under the Program will be reduced by 50% (with the estimated value at time of vesting after the 50% reduction in the performance deferred shares, being shown in the threshold column).

     The value of unvested regular deferred shares and performance deferred shares at financial year-end is equivalent to the number of shares awarded multiplied by the market value of the Bank Common Shares on October 31, 2002, which was $54.41 per share.

     The value of unvested regular deferred shares and performance deferred shares for Mr. I. Weiser at financial year-end is equivalent to the number of shares awarded multiplied by the market value of the Bank Common Shares on October 31, 2002, which was $35.27 U.S. per share.

Long-Term Incentive Awards during the most recently completed financial year

				Estimated future payouts under non-securities-price based plans(2)

			Performance or
		Securities, units	other period until	Threshold	Target	Maximum
Name		or other rights (#)	maturation or payout	($)	($)	($)

G.M. Nixon		20,250	January 14, 2005	1,101,803	1,101,803	1,101,803
	(1)	20,250	January 14, 2005	550,901	1,101,803	1,652,705
M.J. Lippert		7,000	January 14, 2005	380,870	380,870	380,870
	(1)	7,000	January 14, 2005	190,435	380,870	571,305
J.T. Rager		7,000	January 14, 2005	380,870	380,870	380,870
	(1)	7,000	January 14, 2005	190,435	380,870	571,305
I. Weiser		909	January 14, 2005	32,060 U.S.	32,060 U.S.	32,060 U.S.
	(1)	909	January 14, 2005	16,030 U.S.	32,060 U.S.	48,091 U.S.

(1)	Performance deferred shares awarded as at October 31, 2002.

(2)	Estimated future payouts are calculated based on the market value of the Bank Common Shares on October 31, 2002 which was $54.41 or $35.27 U.S. per share. Actual payouts will be based on the Bank Common Share value at the time of vesting and may therefore differ from amounts shown in this table.

Stock Option Plan

The table below shows stock option grants made to the Named Executive Officers under the Bank’s Stock Option Plan during the financial year ended October 31, 2002. The Committee grants options to eligible employees, including the Chief Executive Officer and other Named Executive Officers, for the purchase of a set number of Bank Common Shares at an exercise price being the higher of the market value of the shares based on the weighted average of the trading prices on the Toronto Stock Exchange for (i) the five-trading-day period ending immediately before the option grant and (ii) the day of the option grant. Each option may be exercised over a 10-year period; 25% of the options granted vest one year after the date of grant and an additional 25% per year over the following three years.

Option/SAR grants during the most recently completed financial year(1)

				Market value of
				securities
		% of total		underlying
	Securities under	options/SARs	Exercise or	options/SARs on the
	options/SARs	granted to employees	base price ($)/	date of grant
Name	granted (#)	in fiscal 2002	Common Share	($)/Common Share	Expiration date

G.M. Nixon	265,000	6.44%	49.11	49.11	Nov. 27, 2011
M.J. Lippert	95,000	2.31%	49.11	49.11	Nov. 27, 2011
J.T. Rager	95,000	2.31%	49.11	49.11	Nov. 27, 2011
I. Weiser	12,000	0.29%	49.11	49.11	Nov. 27, 2011

(1)	Option grants do not include SARs.

17   Royal Bank of Canada

The following table shows for each Named Executive Officer: the number of Bank Common Shares acquired through the exercise of stock options during the financial year ended October 31, 2002, the aggregate value realized upon exercise, and the number of Bank Common Shares covered by unexercised options under the Stock Option Plan of the Bank as at October 31, 2002. Value realized upon exercise is the difference between the fair market value of the Bank Common Shares on the exercise date and the exercise price of the option.

     The value of unexercised in-the-money options at financial year-end is the difference between the exercise price of the options and the fair market value of the Bank Common Shares on October 31, 2002, which was $54.41 per share.

     The value of unexercised in-the-money SARs held by Mr. I. Weiser at financial year-end is the difference between the exercise price of the SARs and the fair market value of the Bank Common Shares on October 31, 2002, which was $35.27 U.S. per share.

Aggregated option/SAR exercises during the most recently completed financial year and financial year-end option values

						Value of unexercised
				Unexercised options/SARs		in-the-money options/SARs
				at October 31, 2002 (#)		at October 31, 2002 ($)

		Securities acquired	Aggregate value
Name		at exercise (#)	realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

G.M. Nixon		Nil	Nil	50,000	415,000	343,500	2,435,000

M.J. Lippert		Nil	Nil	344,000	305,000	5,747,630	3,057,800

J.T. Rager		Nil	Nil	174,500	331,600	2,486,855	3,850,556

I. Weiser	(1)	Nil	Nil	418,349	12,000	7,255,176 U.S.	44,280 U.S.
	(2)	Nil	Nil	5,000	10,000	22,250 U.S.	44,500 U.S.

(1)	Amounts shown are Royal Bank stock options resulting from the rollover of Dain Rauscher options in connection with the purchase of Dain Rauscher on January 10, 2001 and Royal Bank stock options granted since then.

(2)	Amounts shown represent stand-alone SARs granted to Mr. I. Weiser as part of the program offered to selected employees of RBC Dain Rauscher in connection with the purchase of Dain Rauscher.

Securities authorized for issuance under equity compensation plans

The following table shows as of October 31, 2002, compensation plans under which equity securities of the Bank are authorized for issuance from treasury. The information has been aggregated either by equity compensation plans requiring the issuance of Bank Common Shares previously approved by shareholders or by equity compensation plans requiring the issuance of Bank Common Shares not previously approved by shareholders, of which there are none to report.

					Number of securities remaining
					available for future issuance
	Number of securities to be	Weighted average			under equity compensation plans
	issued upon exercise of	exercise price of			(excluding securities reflected
	outstanding options	outstanding options			in column (a))
Plan category	(a)	(b)			(c)

Equity compensation plans approved by security holders
In Canada	26,712,938		$40.1317		16,104,896
In U.S.(1)	1,460,411	U.S. $	19.1059		0

Equity compensation plans not approved by security holders	0		0		0

Total	28,173,349		$39.5914	(2)	16,104,896

(1)	Amounts shown are Royal Bank stock options resulting from the rollover of Dain Rauscher options in connection with the purchase of Dain Rauscher on January 10, 2001.

(2)	U.S. weighted average exercise price of outstanding options converted at $1.555 CDN.

18   Royal Bank of Canada

Pensions

Pension arrangements are in place to provide certain senior officers, including the Named Executive Officers listed below, with lifetime annual retirement income of up to 65% of their average pensionable earnings, inclusive of benefits from the registered defined benefit pension plan and the Canada and Quebec Pension Plans.

     The pension arrangements made available to Messrs. G.M. Nixon, M.J. Lippert, and J.T. Rager consist of three components. The first component is a registered defined benefit pension plan to which the employer makes contributions up to the allowable limit as provided under the Income Tax Act. The second component consists of defined benefit supplemental arrangements that provide pension benefits up to $175,000 of average pensionable earnings. The first two components are available to all full time Canadian employees of the Bank. Effective January 2002, the Bank funds this supplemental pension liability through a Retirement Compensation Arrangement in combination with the Bank’s registered pension plans, up to the first $120,000 of annual total pension, for active and retired members. The third component is an unfunded supplemental arrangement that provides retirement income as illustrated in the following pension plan table (inclusive of the amounts from the first two components).

     Pensions are based on credited years of service and on average annual pensionable earnings which is defined as base salary and annual incentive, including the amount elected to be taken in the form of DSUs, during the best 60 consecutive months in the last 10 years of employment. Pensionable earnings can not exceed 160% of the final base salary for Mr. G.M. Nixon and can not exceed 150% of the final base salary for Messrs. Lippert and Rager.

     Normally, these pension arrangements accrue from age 40 on the basis of certain percentages per year, as follows: 40–44, 2% per year; 45–59, 3% per year; 60–64, 2% per year up to a maximum of 65% of average annual compensation. Mr. M.J. Lippert’s arrangement provides for an accrual of 2% per year for ages 38–44 and 60–64, 3% per year for ages 45–49 and 55–59, and 2.2% per year for ages 50–54. The normal retirement age under these arrangements is 65 years. Early retirement benefits are available from age 55; however the pension payable is reduced when the individual does not have 35 years of pension plan membership or if the individual is over age 60 and does not have 25 years of pension plan membership.

Pension plan table

	Years of credited service at normal retirement age of 65

Remuneration ($)	10	15	20	25

500,000	125,000	200,000	275,000	325,000
750,000	187,500	300,000	412,500	487,500
1,000,000	250,000	400,000	550,000	650,000
1,250,000	312,500	500,000	687,500	812,500
1,500,000	375,000	600,000	825,000	975,000
1,750,000	437,500	700,000	962,500	1,137,500
2,000,000	500,000	800,000	1,100,000	1,300,000

The credited years of service up to October 31, 2002 for each of the Named Executive Officers is as follows:

		Normal
Name	Credited service	retirement age

G.M. Nixon	5.8 years	65
M.J. Lippert	5.3 years	65
J.T. Rager	13.5 years	65
C.M. Winograd	24.9 years	65
I. Weiser	14.8 years	65

19   Royal Bank of Canada

The pension plan table indicates pension levels at various years of credited service and levels of remuneration. The accrual schedule for Messrs. M.J. Lippert and J.T. Rager’s pensions are as described above in the pension plan table. Mr. G.M. Nixon’s arrangement provides for a minimum pension of 40% of average annual pensionable earnings at age 55. The minimum pension increases by 3% each year for retirement at ages 56 and 57. At age 58 and beyond, his arrangement is as illustrated in the pension plan table.

     Mr. C.M. Winograd is a member of the Pension Plan for Directors of RBC Dominion Securities Inc. with the same terms and conditions applicable to all directors of RBC Dominion Securities Inc. The current pension plan is a defined benefit pension plan with a current 2% per year of service accrual rate based on pensionable earnings comprised of current base salary plus previous year’s bonus payment to the maximum pension allowed under a registered plan under the Income Tax Act as outlined below in the pension plan table for directors of RBC Dominion Securities Inc.

     Mr. I. Weiser is a member of the RBC USA Retirement and Savings Plan on the same terms and conditions applicable to the approximately 12,100 U.S. employees of the Bank and its affiliates. This Plan is a 401(k) (defined contribution) plan under which employees can contribute up to 25% of their pre-tax salary (up to the Internal Revenue Service limits), and the first 3% of salary is matched 100% by the employer. In addition, at year-end the employer makes a variable matching contribution on the first 3% of pay deferred, at a rate ranging from 0% to 200%. For the calendar year 2002 this variable rate was 110%.

Pension plan table for directors of RBC Dominion Securities Inc. (Benefits for Mr. C.M. Winograd)

	Years of credited service at normal retirement age of 65

Remuneration ($)	10	15	20	25	35

86,111 or greater	9,472	18,083	26,694	35,306	52,528

Termination of employment and change-in-control

In May 2001, the Bank adopted a change-in-control policy that covers, in the absence of other contractual arrangements, the Named Executive Officers and certain other selected senior Bank officers. The policy is designed to ensure continuity of management in the event of a major shareholder transaction involving the Bank. The change-in-control provisions for covered executives will be triggered by a major shareholder transaction and termination (except for cause) of the covered senior Bank officers within 24 months of the major shareholder transaction. The severance will be paid as a lump sum payment of up to two years of salary and annual incentive determined using a formula based on criteria such as service, age, salary and annual incentive. For the Named Executive Officers, other than Mr. I. Weiser, the payments would amount to two years of salary and annual incentives. Benefits will continue through the severance period. For all participants in the stock option program or other long-term/mid-term incentive programs, who are terminated without cause within 24 months of a change of control, all options and other awards will vest immediately upon termination and will remain exercisable for a three-month period following termination.

     For these purposes, a major shareholder transaction is defined as (i) an entity or individual acquiring 20% or more of the voting shares of the Bank, (ii) a change in the majority (over 50%) of the directors of the Bank, (iii) a merger or consolidation with another entity which would result in the voting shares of the Bank representing less than 60% of the combined voting power of the Bank (or subsequent entity) following the merger or consolidation, or (iv) a sale or disposition of 50% or more of the net book value of the assets of the Bank.

     The Bank maintains a severance program for qualifying Canadian employees that uses a formula based on criteria such as service, age, salary and annual incentive. For employees meeting certain age and service requirements, severance will be paid to bridge the employee to early retirement entitlement under the applicable pension arrangements. For Mr. G.M. Nixon and the other Named Executive Officers, the severance would be approximately two years of base salary and annual incentive. Further, if Mr. G.M. Nixon retires early with the consent of the board, he will receive 50% of his salary until age 55 and pension thereafter.

     Mr. I. Weiser’s agreement provides that in the event of his termination without cause or his resignation for good reason before December 31, 2003 he will receive a lump sum payment equal to the balance of his unpaid salary ($300,000 U.S. per year) and guaranteed minimum bonus ($3,000,000 U.S. per year) through to December 31, 2003. In the event of termination as described above, the unvested portion of his Retention Unit Award will vest and be payable immediately. For three years after Mr. I. Weiser’s termination of employment for any reason other than cause, the Bank will continue to provide him with equivalent office space and secretarial assistance. For the remainder of Mr. I. Weiser’s life and that of his spouse, the Bank will continue to provide medical and dental benefits. In the event that any payment under this agreement is subject to excise tax imposed by section 4999 of the

20   Royal Bank of Canada

U.S. Tax Code, the Bank will make additional gross-up payments to cover additional income taxes.

     Mr. M.J. Lippert’s employment arrangements provide for an annual payment, exclusive of base salary, of $1,500,000 inclusive of his annual incentive payment. Mr. M.J. Lippert receives benefits under a Canadian allowance arrangement put in place at the time of his transfer from the U.S. to compensate for differences in foreign exchange, compensation level and taxes on employment. The Canadian allowance will amount to $1,500,000 for the year ending October 31, 2003, and starting fiscal 2004 reduces by $300,000 per annum, with complete elimination by November 1, 2007.

Indebtedness of directors and officers

Indebtedness of directors, executive officers and senior officers other than under securities purchase programs

As at January 3, 2003 aggregate indebtedness entered into for purposes other than in connection with purchase of securities (other than “routine indebtedness” under applicable Canadian securities laws) to the Bank or its subsidiaries of all officers, directors, and employees amounted to approximately $1,396 million. This amount primarily reflects housing loans secured on the borrower’s principal residence.

Indebtedness of directors and executive officers other than under securities purchase programs

		Largest amount	Amount outstanding as at
		outstanding	January 3, 2003 ($)
	Involvement of issuer	during year ended
Name and principal position	or subsidiary	October 31, 2002 ($)	(a)	(b)

D.R. Allgood, EVP	Bank loans	189,572	—	130,458

F.P. Blackburn, EVP	Bank loans	297,358	248,494	—

M.J. Lagopoulos, SVP	Bank loans	344,603	44,627	—

A. Lockie, EVP	Bank loans	504,193	321,423	—

I.A. MacKay, EVP	Bank loans	169,569	31,498	—

J.T. Rager, Vice-Chairman	Bank loans	890,304	—	695,202

L. Smith, SVP	Bank loans	103,548	67,631	—

M.W. Wilson, SVP	Bank loans	383,612	239,990	36,651

Note: Executive Officers are senior officers of Royal Bank of Canada: as defined under section 485.1 of the Bank Act, or are in charge of a principal business unit.

(a)	The amount shown in this column primarily includes a residential mortgage loan secured on the borrower’s residence granted at the applicable best customer interest rate in accordance with the Bank’s residential mortgage lending program. In some cases, the amount shown represents loan(s) to assist with home purchase resulting from Bank-initiated transfers, secured by collateral mortgage on borrower’s residence and amortized over maximum term of 25 years. The first $50,000 of any such loan bears interest at 1% per annum, the balance at 4%, both rates being applicable for an initial three-year period; in the fourth year, the rates are 2% and 5% per annum. Thereafter, each such loan bears interest at the rate of 3% and 6% per annum respectively. This program was discontinued in December 1995 for transfers within Canada and in November 2002 for transfers within the U.S. Existing loans were “grandfathered”.

(b)	Loans for personal purposes, principally for consumer purchases, home improvements, recreational property acquisition and sundry investment. Security in conformity with the Bank’s regular customer lending practices is held. Such loans are granted on a demand basis, generally subject to regular repayment schedules and bear interest at regular customer rates based on the Bank’s Prime rate.

21   Royal Bank of Canada

Indebtedness of directors, executive officers and senior officers under securities purchase programs

As at January 3, 2003 there was no outstanding indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) to the Bank or its subsidiaries of all officers, directors and employees and former officers, directors and employees of the Bank or its subsidiaries made in connection with the purchase of securities of the Bank or any of its subsidiaries.

Additional items

Corporate governance

Under the rules of the Toronto Stock Exchange, the Bank is required to disclose information relating to its system of corporate governance. The Bank’s disclosure is set out in Schedule ‘B’ to this Circular and under the heading “Corporate governance” in the Bank’s 2002 Annual Report.

Directors’ and Officers’ Liability Insurance

The Bank has purchased, at its expense, an integrated insurance program that includes Directors’ and Officers’ Liability Insurance under two sections. The first section relates to protection provided for directors and officers against liability incurred by them in their capacities as directors and officers of the Bank and its subsidiaries. This section has a policy limit of $300,000,000 for each claim, subject to an aggregate limit of $300,000,000 for the 12 months ending June 1, 2003. There is no deductible for this section of the policy. This section applies in circumstances where the Bank may not under the Bank Act indemnify its directors and officers for their acts or omissions. When the Bank provides an indemnity to a director or officer, the second section applies and provides payment on behalf of the Bank under the indemnity, subject to a deductible of $50,000,000. This section has a shared policy limit of $300,000,000 for each claim, subject to an aggregate limit of $300,000,000 for the 12 months ending June 1, 2003. Premiums paid by the Bank include approximately $4.2 million per annum relating to Directors’ and Officers’ Liability Insurance.

Available documentation

The Bank is a reporting issuer under the securities acts of all of the provinces of Canada and is therefore required to file financial statements and information circulars with the various securities commissions. The Bank also files an Annual Information Form with such securities commissions. Copies of the Bank’s latest Annual Information Form, annual financial statements, any interim financial statements filed subsequent to the filing of the most recent annual financial statements and Management Proxy Circular may be obtained on request from the Secretary of the Bank.

Directors’ approval

The Board of Directors of the Bank has approved the content and sending of this Management Proxy Circular.

January 3, 2003

Jane E. Lawson
Senior Vice-President & Secretary

22   Royal Bank of Canada

SCHEDULE ‘A’: Record of attendance by directors

For the 12 months ended October 31, 2002

Number of meetings attended

Director	Board	Committees(1)

W. Geoffrey Beattie	11 of 12	3 of 3
George A. Cohon, O.C., O.Ont.	10 of 12	2 of 3
Douglas T. Elix	9 of 12	2 of 3
John T. Ferguson, F.C.A.	12 of 12	12 of 12
L. Yves Fortier, C.C., Q.C.	10 of 12	9 of 10
The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C.	12 of 12	12 of 12
Brandt C. Louie, F.C.A.	11 of 12	8 of 8
J. Edward Newall, O.C.	12 of 12	11 of 11
Gordon M. Nixon(2)	12 of 12	21 of 21
David P. O’Brien	8 of 12	6 of 6
Charlotte R. Otto	12 of 12	2 of 2
Robert B. Peterson	12 of 12	11 of 11
J. Pedro Reinhard	11 of 12	7 of 8
Hartley T. Richardson	11 of 12	8 of 9
Guy Saint-Pierre, O.C.	12 of 12	15 of 15
Cecil W. Sewell, Jr.	12 of 12	N/A(3)
Kathleen P. Taylor	11 of 12	6 of 7
Victor L. Young, O.C.	11 of 12	9 of 10

(1)	Excludes directors’ attendance at regional director committee meetings.

(2)	As President and Chief Executive Officer of the Bank, Mr. Nixon is not a member of any board committee but attends meetings of committees at the request of the board.

(3)	As Chairman Emeritus of RBC Centura Banks, Inc., Mr. Sewell is not a member of any board committee.

Summary of Board and Committee meetings held

Board	12
Audit	8
Conduct Review and Risk Policy	7
Corporate Governance and Public Policy(a) (February 23, 2002 — October 31, 2002)	2
Corporate Governance (November 1, 2001 — February 22, 2002)	1
Human Resources	3
Regional director committees of the board also held meetings as follows:
Atlantic	2
Quebec	2
Ontario	2
Prairies	2
British Columbia	2

(a)	As of February 23, 2002, the Corporate Governance Committee and Public Policy Committee were merged to form the Corporate Governance and Public Policy Committee.

Directors who are not standing for re-election on February 28, 2003 attended meetings during the 12-month period ended October 31, 2002, as follows:

Kenneth C. Rowe, F.C.I.S.	11 of 12 Board meetings 9 of 10 Committee meetings

23   Royal Bank of Canada

SCHEDULE ‘B’: Statement of corporate governance practices

Royal Bank of Canada’s alignment with the Toronto Stock Exchange guidelines

In this Schedule, the Bank’s corporate governance procedures are compared with the Toronto Stock Exchange (“TSX”) guidelines for improved corporate governance, including proposed amendments published in the spring of 2002 and not yet formally implemented as of October 31, 2002. In December 2002 the TSX circulated a further set of proposed amended guidelines. In response to these amended guidelines, when they are finalized, the board will reassess and make any necessary changes to the Bank’s governance practices.

     The Bank remains committed to high standards of corporate governance and believes that it should provide to its shareholders a discussion of its corporate governance practices benchmarked against the highest standards.

     The board has been reviewing its governance practices in response to the United States Sarbanes-Oxley Act of 2002 (“SOX”), as well as the New York Stock Exchange’s corporate governance rule proposals (“NYSE Proposals”). The U.S. Securities and Exchange Commission (“SEC”) is in the process of issuing rules and regulations to give effect to provisions of SOX, and is currently considering approval of the NYSE Proposals. As provisions of SOX and the NYSE Proposals come into effect, the board will review and amend its governance practices on an ongoing basis in response to these standards. Where indicated below, the Bank’s existing governance procedures are also compared to certain NYSE Proposals which differ from or are in addition to the TSX guidelines.

     The Annual Report contains an overview of the Bank’s corporate governance procedures, as well as descriptions of the mandates (charters) of the four standing committees of the board: Audit, Conduct Review and Risk Policy, Corporate Governance and Public Policy, and Human Resources Committees.

TSX guidelines for improved		Does the
corporate governance		Bank align?	Governance procedures at Royal Bank of Canada

1.	The board should explicitly assume responsibility for stewardship of the Bank		The Board of Directors supervises the management of the Bank’s business and affairs with the goal of enhancing long-term shareholder value. It makes major policy decisions, delegates to management the authority and responsibility for day-to-day affairs and reviews management’s performance and effectiveness.

and specifically for:

	(i) adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, the opportunities and risks of the business;		The board approves the Bank’s strategic plan which takes into account, among other things, the opportunities and risks of the business. It devotes at least one day-long meeting each year to strategic planning. The board frequently discusses the Bank’s strategies and their implementation at board meetings.

	(ii) identification of the principal risks of the Bank’s business and ensuring implementation of appropriate systems to manage those risks;		The board, through its Conduct Review and Risk Policy Committee, identifies the principal risks of the Bank’s businesses and ensures that those risks are effectively managed. Among other things, that Committee reviews risk man- agement policies and processes, including policies and processes concerning credit risk, market risk, structural risk, fiduciary risk and operational risk. The board’s Audit Committee reviews reports from the internal audit function and reviews the internal controls and risk management policies and processes related to management of capital and liquidity.

	(iii) succession planning, including appointing, training and monitoring senior management;		The board’s Human Resources Committee reviews succession planning for senior management, including the appointment, development and monitoring of senior management, and fosters depth in management by identifying candidates for senior positions. The Committee reports to the board annually on organizational structure and succession planning matters. The Chief Executive Officer has a written objective that makes succession planning a priority.

24   Royal Bank of Canada

TSX guidelines for improved	Does the
corporate governance	Bank align?	Governance procedures at Royal Bank of Canada

(iv) communication policy;		The board reviews and approves the contents of major disclosure documents, including the Annual Report, the Annual Information Form, Management’s Discussion and Analysis and this Management Proxy Circular. Through its Corporate Governance and Public Policy Committee the board reviews policies and programs related to the image of the Bank and ensures that appropriate processes are in place for communicating with customers, employees, shareholders, the investment community and the public. The board reviews the Bank’s communications policies that address how the Bank interacts with analysts and the public and contain measures to avoid selective disclosure. In this regard:
• procedures are in place to provide timely information to investors and potential investors and to respond to investor inquiries and concerns;

•     the Bank maintains a capable investor relations group with the responsibility of maintaining communications with the investing public in accordance with Bank policies and procedures and legal disclosure requirements;

• it is Bank policy that every shareholder inquiry should receive a prompt response from an appropriate officer;
• the Chief Executive Officer, the Chief Financial Officer and other senior executives meet periodically with financial analysts and institutional investors;
• investor relations staff are also available to shareholders by telephone and fax and the Bank maintains an extensive investor relations Web site at www.rbc.com/investorrelations; and

•     quarterly earnings conference calls are broadcast live over the Internet and are accessible on a live and recorded basis via telephone. Presentations at investor conferences are promptly made available on the Internet or via telephone.

(v) integrity of internal control and management information systems.		The board’s Audit Committee requires management to implement and maintain appropriate systems of internal control, and meets with the Chief Internal Auditor and with management of the Bank to assess the adequacy and effectiveness of these systems of internal control. See also item 13. As required by SOX, the CEO and CFO have provided certificates relating to the contents of the annual statutory reports and have evaluated and reported on the effectiveness of the Bank’s internal controls and procedures.

2.	A majority of directors should be “unrelated” (independent of management and free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Bank).	Currently, 2 of the 18 persons proposed for election to the board in this Circular are “related” to the Bank as determined pursuant to the TSX guidelines:
•     as President & CEO of the Bank, Mr. Gordon M. Nixon is a “related” director;

•     as Chairman Emeritus of RBC Centura Banks, Inc., Mr. Cecil W. Sewell, Jr. is a “related” director.

Under the NYSE Proposals, there is also a requirement for a majority of “independent” directors.		See item 3.

25   Royal Bank of Canada

TSX guidelines for improved		Does the
corporate governance		Bank align?	Governance procedures at Royal Bank of Canada

3.	The board has responsibility for applying the definition of “unrelated director” to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the board has a majority of unrelated directors.	On the issue of board independence, the Bank Act provides that no more than two-thirds of the directors may be “affiliated” with the Bank. Among the persons affiliated under the Bank Act is anyone who:
•     works for the Bank or its affiliates;
•     is a “significant borrower”(1) or works for or controls a “significant borrower” from the Bank or an affiliate of the Bank;
•     provides the Bank or its affiliates with goods or services of a value exceeding 10% of that person’s total annual billings, or works for or has a significant interest in or is a partner in a partnership or entity which provides the Bank or its affiliates with goods and services of a value exceeding 10% of its total annual billings; or
•     has, or works for or controls an entity which has, a loan which is not in good standing with the Bank or an affiliate of the Bank.

In applying the principles underlying the definition of “unrelated” under the TSX guidelines, the Board of Directors has determined that any director who is “affiliated” as defined in the Bank Act is considered to be a “related” director. Based on this analysis and information provided by directors as to their individual circumstances, the board determined that 2 of the 18 persons proposed for election to the board in this Circular are “related” to the Bank. See item 2.

	Under the NYSE Proposals, certain relationships serve as bars to independence. In addition, no director qualifies as “independent” unless the Board of Directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Disclosure must be made of the basis for each determination.		The Corporate Governance and Public Policy Committee is developing categorical standards for determining the independence of members of the board and its committees in addition to the “affiliated” and “related” standards.

4.	The board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.		The Corporate Governance and Public Policy Committee identifies, evaluates and recommends nominees for the Board of Directors, in consultation with the Chairman and the President & CEO. The Committee determines what competencies, skills and personal qualities it should seek in new board members to add value to the Bank. In certain circumstances the Committee may retain outside consultants to conduct searches for appropriate nominees. The mandate (charter) of the Committee is summarized under the heading “Corporate governance” in the Annual Report.

The Committee is composed exclusively of non-management directors, a majority of whom are “unrelated” to the Bank.

(1)	A significant borrower is a natural person indebted to the Bank in an amount exceeding 1/50th of 1% of the Bank’s regulatory capital (currently approximately $4,200,000), or an entity which has indebtedness to the Bank in an amount which exceeds the greater of 1/20th of 1% of the Bank’s regulatory capital (currently approximately $10,500,000) and 25% of the value of the entity’s assets.

26   Royal Bank of Canada

TSX guidelines for improved		Does the
corporate governance		Bank align?	Governance procedures at Royal Bank of Canada

	The NYSE Proposals will require a nominating committee to be composed solely of “independent” directors.		The functions of a nominating committee are performed by the Bank’s Corporate Governance and Public Policy Committee. It is anticipated that following this Annual Meeting, the Corporate Governance and Public Policy Committee will be composed solely of “independent” directors.

5.	The board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the board, its committees and the contribution of individual directors.	Every year, the Corporate Governance and Public Policy Committee reviews the credentials and performance of nominees proposed for re-election to the board. In doing so, it considers their continued qualification under applicable laws and the continued validity of their credentials.

The Committee monitors and makes recommendations regarding the effectiveness of the system of corporate governance at the Bank, including the board program, frequency and content of meetings and the need for any special meetings, communication processes between the board and management, mandates of board committees and policies governing size and composition of the board.

As part of this process, each year the directors conduct an evaluation of the performance and effectiveness of the board and its committees, along with self-assessments for board members. The resulting data is analyzed by an independent outside consultant and presented to the Corporate Governance and Public Policy Committee. Director peer reviews are performed in the context of discussions between individual directors and the Chairman.

6.	The Bank should provide an orientation and education program for new directors.		The Bank prepares and updates a Director’s Guide for new and existing board members. New directors meet with members of the Group Management Committee, representing the Bank’s core businesses, to discuss the business functions and activities of the Bank. The board ensures that prospective candidates fully understand the role of the board and its committees and the contribution that individual directors are expected to make, including, in particular, the commitment of time and energy that the Bank expects of its directors.

The Bank provides directors with an ongoing education program, with a focus on the corporate governance system, including roles, responsibilities and liabilities of directors. Presentations on different aspects of the Bank’s operations are regularly made to the board.

7.	The board should examine its size and undertake, where appropriate, a program to establish a board size which facilitates effective decision-making.	The Board of Directors has carefully examined issues relating to its size. The optimal size for the board represents a balance between two opposing needs: a business need for strong geographical, professional and industry sector representation — and a need to be small enough to facilitate open and effective dialogue and decision-making.

In this Circular, 18 nominees are proposed for election as directors at the Annual Meeting on February 28, 2003.

8.	The Board of Directors should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being a director.		The Corporate Governance and Public Policy Committee reviews the amount and the form of compensation of directors. In making recommendations to the board for appropriate adjustments, the Committee considers the time commitment, risks and responsibilities of directors, as well as comparative data derived from a survey of board compensation at other companies, which has been analyzed by an independent outside consultant. In recommending

27   Royal Bank of Canada

TSX guidelines for improved		Does the
corporate governance		Bank align?	Governance procedures at Royal Bank of Canada

the form of directors’ compensation, the Committee seeks to align the interests of directors and shareholders. In this connection, as disclosed under “Section 3 — Directors’ remuneration” in this Circular, in November 2002 the Board of Directors determined, based on the recommendation of the Committee, to increase the share ownership guideline applicable to directors to $300,000, to introduce a dedicated annual board retainer to be invested in Bank Common Shares or deferred stock units, to discontinue the grant of options under the Director Stock Option Plan and to require that directors retain until retirement a significant portion of Bank Common Shares acquired upon the exercise of previously granted options.

9.	Subject to Guideline 13, committees of the board should generally be composed of outside directors, a majority of whom are unrelated.		Each committee of the Board of Directors is composed solely of outside directors, a majority of whom are “unrelated”.

	The NYSE Proposals will require that the audit, compensation, and nominating committees be composed solely of “independent” directors.		The Corporate Governance and Public Policy Committee acts as the nominating committee of the board. The Human Resources Committee acts as the compensation committee of the board. It is anticipated that following this Annual Meeting, all members of the Audit Committee, the Corporate Governance and Public Policy Committee and the Human Resources Committee will be “unrelated” under the Canadian standards and “independent” under the U.S. standards.

10.	The board should assume responsibility for, or assign to a committee of directors responsibility for, developing the approach to corporate governance issues.		At the Bank, ensuring the effectiveness of the board is an ongoing process, at the centre of which is a strong, independent Corporate Governance and Public Policy Committee. The Committee advises and assists the board in applying governance principles and practices, and tracks developments in corporate governance, adapting best practices to the needs and circumstances of the Bank. It also recommends suitable candidates for election to the board. The Committee’s mandate (charter) and activities are described under the heading “Corporate governance” in the Annual Report.

	This committee would, among other things, be responsible for the response to the TSX guidelines.		The Corporate Governance and Public Policy Committee and the Board of Directors have reviewed the Bank’s response to the TSX guidelines.

11.	The Board of Directors, together with the CEO, should develop position descriptions for the board and for the CEO, including the definition of the limits to management’s responsibilities.	Position descriptions have been developed for the board, its committees, the Chairman and the President & CEO. Delegations of authority have been put in place by the board, to define the limits of management’s authority and responsibilities.

The Bank Act specifies certain basic and important matters that must be dealt with by the board, for example, approval of annual financial statements and declarations of dividends. By formal resolution, the Board of Directors reserves for itself the right to make certain decisions and delegates other decisions to management. Management’s discretion is limited in some matters by dollar thresholds which determine when board approval is required. For example, such thresholds exist for acquisitions and investments in new subsidiaries, capital expenditures and entering into strategic alliances, licensing or outsourcing agreements.

28   Royal Bank of Canada

TSX guidelines for improved		Does the
corporate governance		Bank align?	Governance procedures at Royal Bank of Canada

The board’s mandate (charter) provides that the board acts in a supervisory role and that any responsibilities not delegated to management remain with the board. The scope of the board’s supervisory role expressly includes such matters as the strategic planning process, identification and management of risks, succession planning, communications policy, internal controls and governance. To support it in its supervisory role, the board expects management, among other things, to:
• undertake an ongoing review of the Bank’s strategies and their implementation in light of evolving conditions;
• present a comprehensive annual operating plan and regularly report on the Bank’s performance and results relative to that plan;
• report regularly on the Bank’s business and affairs, with a focus on matters of material consequence for the Bank and its shareholders;
• implement systems to identify and manage the principal risks of the Bank’s businesses; and
• implement and maintain appropriate systems of internal control.

	The board should approve or develop the corporate objectives which the CEO is responsible for meeting and assess the CEO against these objectives.		The board approves the corporate objectives which the CEO is responsible for meeting and assesses the CEO against these objectives. These objectives are set out in the Annual Report. Each Quarterly Report to Shareholders contains an analysis of the Bank’s performance against these objectives.

12.	The board should implement structures and procedures to ensure that it can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure that the board discharges its respon- sibilities, or (ii) assign this responsibility to an outside director, sometimes referred to as the “lead director”.		The Chairman of the Board is not a member of management and also serves as the Chairman of the Corporate Governance and Public Policy Committee.

The chair or lead director should ensure that the board carries out its responsibilities effectively which will involve the board meeting on a regular basis without management present and may involve assigning responsibility for administering the board’s relationship to management to a committee of the board.	At the conclusion of each board meeting, the Chairman of the Board chairs a meeting of non-management directors at which any concerns may be freely expressed.

The Chairman also serves as a liaison on corporate governance matters among the directors and between the board and senior management.

29   Royal Bank of Canada

TSX guidelines for improved	Does the
corporate governance	Bank align?	Governance procedures at Royal Bank of Canada

13.	The Audit Committee should be composed entirely of unrelated directors.

All of the members of the Audit Committee should be financially literate and at least one member should have accounting or related financial expertise.

The board shall determine the definition of and criteria for “financial literacy” and “accounting or related financial expertise”.	The Audit Committee is composed entirely of unrelated directors.

All members of the Audit Committee are financially literate and at least one member has accounting or related financial expertise.

In considering criteria for determinations of financial literacy, the board looks at the ability to read and understand a balance sheet, an income statement and a cash flow statement of a financial institution.

The board will be reconsidering the definition of “accounting or related financial expertise” in light of the proposed SEC rule recently published in response to SOX, which will require each issuer to disclose the number and names of “financial experts” serving on the issuer’s audit committee and confirm that they are independent of management.

The board should adopt a charter for the Audit Committee which sets out roles and responsibilities of the Audit Committee which should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties.	The mandate (charter) of the Audit Committee is specifically defined by board resolution and is summarized under the heading “Corporate governance” in the Annual Report. The Committee assists the board in its oversight of the integrity of the Bank’s financial statements, the external auditors’ qualifications and independence, the performance of the Bank’s internal audit function and of the external auditors, the adequacy and effectiveness of internal controls and compliance with legal and regulatory matters.

Subject to the powers of the shareholders under the Bank Act to appoint and revoke the appointment of the external auditors, the Audit Committee has the authority and responsibility to recommend the appointment and revocation of appointment of the external auditors and to fix their remuneration.

The Audit Committee is directly responsible for the oversight of the work of the external auditors, including resolution of disagreements between management and the external auditors regarding financial reporting.

The Audit Committee has the sole authority to approve all audit engagement fees and terms as well as the provision of any legally permissible non-audit services provided by the external auditors.

The Audit Committee is responsible for reviewing the independence and objectivity of the external auditors, including reviewing relationships between the external auditors and the Bank which may impact on their independence and objectivity.

The Audit Committee is also charged with reviewing with the external auditors any audit problems or difficulties and management’s response.

The Committee mandate (charter) also includes the establishment of procedures for the receipt and treatment of complaints to the Bank concerning accounting or auditing matters and procedures for the confidential submission by employees of concerns regarding accounting or auditing.

30   Royal Bank of Canada

TSX guidelines for improved		Does the
corporate governance		Bank align?	Governance procedures at Royal Bank of Canada

Among other things, the Committee reviews:
• the annual statement, quarterly financial statements, Annual Information Form and Management’s Discussion and Analysis;
• investments and transactions that could adversely affect the well-being of the Bank;
• prospectuses relating to the issuance of securities by the Bank; and
• any significant issues reported to management by the internal audit function and management’s responses to any such reports.

	The Audit Committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate.		The Audit Committee mandate (charter) provides that the Committee will, at least quarterly, meet separately with the external auditors, the Chief Internal Auditor and senior management, to discuss and review specific issues as appropriate.

The Audit Committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has done so.

The NYSE Proposals contain a higher independence standard for members of the Audit Committee, disallowing any compensation to such members other than directors’ fees received from the company.	The Audit Committee, which has oversight responsibility for management reporting on internal controls, requires that management implement and maintain appropriate internal control procedures. The Committee meets with the Chief Internal Auditor and with management to assess the adequacy and effectiveness of these systems of internal control. The Committee reviews the Bank’s control environment and internal controls implemented to ensure compliance with the Canada Deposit Insurance Corporation’s Internal Control Standards.

None of the members of the Audit Committee receives, directly or indirectly, any compensation from the Bank other than directors’ fees.

14.	The board should implement a system to enable an individual director to engage an outside advisor, at the Bank’s expense in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.		Individual directors may, with the approval of the Chairman of the Board, engage outside advisors at the expense of the Bank.

31   Royal Bank of Canada

SCHEDULE ‘C’: Shareholder Proposals

The following 14 Shareholder Proposals have been submitted for consideration at the Annual Meeting of Common Shareholders.

Deborah Abbey of Real Assets Investment Management Inc., Suite 801, 1166 Alberni Street, Vancouver, British Columbia
V6E 3Z3, Robert Walker of Ethical Funds Inc., 1441 Creekside Drive, 8th Floor, Vancouver, British Columbia V6J 4S7 and
Gary A. Hawton of Meritas Financial Inc., 410 Hespeler Road, Unit 5, Cambridge, Ontario N1R 6J6 have co-filed one proposal. The proposal and their supporting comments are set out verbatim in italics below.

Proposal No. 1: Reporting on social, environmental and ethical risks

Be It Resolved That the Board of Directors issue a report (at reasonable cost and omitting proprietary information) to shareholders by October 1 2003 to include: a discussion of the social, environmental, and ethical risks and opportunities that may significantly affect the company’s short and long term value and how they might impact on the business; a description of the company’s policies and procedures for managing risk to short term and long term value arising from social, environmental, and ethical risks; and information about the extent to which the company has complied with its policies and procedures for managing risks arising from social, environmental, and ethical matters.

Supporting statement:

Banks generate value by managing financial risk. But recent experience shows that banks do not always have the existing policies, staff expertise, training or incentive systems to correctly price risks of a social, environmental or ethical nature. The Goldman Sachs-led PetroChina IPO, for instance, raised only US$2.7 billion of the expected US$10 billion in 2000 following poor institutional uptake — motivated in part by human rights considerations. By signing the United Nations Environmental Program’s 1992 Statement by Financial Institutions on the Environment and Sustainable Development, RBC has acknowledged that sustainable development is a fundamental aspect of sound business management and that identifying and quantifying environmental risks should be part of the normal process of risks assessment and management. By signing this voluntary instrument RBC also promised to integrate environmental considerations into its operations, asset management, and other business decisions, and to ‘periodically report on the steps...taken to promote integration of environmental considerations into...[its]...operations.’ The government currently requires that RBC issue an annual Public Accountability Statement, but this report covers only consumer and community impacts. Greater disclosure is required for shareholders to accurately assess Management’s capacity to avoid risks and generate value through adequately addressing social, environmental, and ethical matters.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Bank seeks to maintain the highest standards of disclosure to shareholders and to the communities it serves.

     In 2001, our third annual Community Report detailed some of the Bank’s accomplishments in the areas of this proposal’s focus, with information about corporate citizenship, community economic development, human resource practices, the environment and ethics.

     Our 2002 Community Report will be expanded and feature additional information concerning governance, care for the environment, ethical conduct and risk management.

     Our first annual Public Accountability Statement, to be published in March 2003, will discuss the Bank’s lending to small business, list branch openings and closures, and include additional information on the Bank’s support for low-income Canadians, seniors and people with disabilities.

     To advance our social, environmental and ethical reporting to a still higher level, the Bank will make available its responses to the 2002 Sustainable Asset Management (“SAM”) Questionnaire on our Web site. SAM, a Zurich-based asset management company, together with Dow Jones & Co., launched the world’s first index to track the performance of sustainability-driven companies worldwide. Its questionnaire contains many components requested in the shareholder proposal.

     The Bank is involved in a multi-industry “Corporate Responsibility Benchmarking Project”. This long-term project, launched in 2000 by Imagine and the Conference Board of Canada, will encourage companies to develop, test and adopt a useable set of standards for reporting on corporate social responsibility.

     In addition, the Annual Report includes discussion and analysis of the Bank’s ongoing management of risk.

     In light of these existing reports and planned initiatives, and the fact that standards of reporting in these areas are evolving rapidly, the Board of Directors believes that the further report called for by this proposal is not necessary and would create additional costs and administrative burdens.

32   Royal Bank of Canada

J. Robert (Bob) Verdun of 153-B Wilfred Avenue, Kitchener, Ontario N2A 1X2 has submitted four proposals. These proposals and Mr. Verdun’s supporting comments are set out verbatim in italics below.

Proposal No. 2: Separation of the positions of Chairman and CEO shall be made formal

The Bank has already acknowledged the desirability of having the Board of Directors chaired by a person who is neither a current Chief Executive Officer nor a former CEO of the Bank. This practice shall become formal policy of the Bank, and no significant change to this policy shall be allowed without the approval of the Shareholders.

Shareholder’s explanation:

The purpose of the Board of Directors is to represent the interests of the Shareholders, particularly with respect to monitoring the performance of the Chief Executive Officer. This function cannot be properly carried out by a Board that is chaired either by the current CEO or by a former CEO. The Royal Bank of Canada has already acknowledged the wisdom of separating the roles of Chairman and CEO, so it is now appropriate to have the Shareholders entrench this policy.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The current non-executive Chairman of the Board is an independent director and also serves as the Chairman of the Corporate Governance and Public Policy Committee. At the conclusion of each board meeting, the Chairman of the Board chairs a meeting of non-management directors at which any concerns may be freely expressed and discussed.

     It is the board’s intention that it will continue to have a non-executive Chairman, absent special circumstances.

     However, the Toronto Stock Exchange guidelines for improved corporate governance recognize there are alternative structures to ensure that a board of directors functions independently of management: one of these is the appointment of a non-executive Chairman; another approach is the appointment of a lead director.

     The Board of Directors believes that it is not necessary to entrench the requirement for a non-executive Chairman of the Board because alternative structures are available to ensure the independent functioning of the Board of Directors. The board believes that it is useful to retain the flexibility to adopt an alternate “board governance” structure in the future, if circumstances so warrant.

Proposal No. 3: Stock options shall be phased out

It shall henceforth be the policy of the Bank to cease issuing stock options, and where possible the Bank shall cancel or phase out existing stock options.

Shareholder’s explanation:

Recent events have exposed the serious negative aspects of stock options. Accounting for the costs of stock options in the financial statements does not solve all of the problems, and raises concerns about how options are evaluated. If the purpose of incentive programs is to “align the interests” of senior executives and other insiders with those of the Shareholders, the result should be long-term ownership of the Bank’s shares by the insiders. The Board of Directors has an obligation to establish incentive programs that are fair, reasonable, and transparent, and that ensure that the desired “alignment of interests” extends beyond the date on which any benefiting insider retires.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

Shareholders of the Bank approved the Bank’s Stock Option Plan on January 27, 1994. Under the Plan, options are granted to the entire executive population and to selected middle management employees, thus extending the motivational effect of options to a large group of employees. Outstanding grants of options are within the 5% dilution threshold recommended by institutional investors.

     As stated on page 12 of this Circular, starting in 2001, the Bank reduced option grant levels and introduced a Performance Deferred Share Program, under which half of each share grant is subject to a 50% upward or downward adjustment, based on the Bank’s total shareholder return relative to a comparator group of 15 North American financial institutions.

     The Bank has also recognized the desirability of more transparent accounting for stock options. In August 2002, it announced its intention to enhance its previous disclosure of option costs by commencing to expense stock options in 2003.

     While in recent public discussions the expensing of stock options has frequently been advocated, there has been little suggestion that stock options, properly structured, duly approved by shareholders, modestly dilutive and granted within approved amounts, fail to align management and shareholder interests. In fact, the alignment is generally well recognized.

     The Board of Directors believes that well managed option grants remain a valid component of compensation for executive officers. The Board of Directors therefore opposes the phasing out of options for executive officers.

33   Royal Bank of Canada

Proposal No. 4: Executive compensation policies shall include penalties as well as incentives

The Board of Directors shall formulate and adopt policies for the compensation of senior executives that provide a balance of incentives and penalties. To the extent that senior executives are rewarded for good performance, their overall compensation shall also be subject to proportionate reductions when the Bank suffers poor performance under their leadership.

Shareholder’s explanation:

Shareholders have become increasingly concerned about the high levels of salary, bonus, stock incentives, and other compensation paid to senior executives. The stated justification for such high compensation is to reward the executives for good performance of the Bank. However, to be fair to the Shareholders, all forms of executive compensation should be subject to substantial reductions when the executives’ actions result in poor performance of the Bank.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Board of Directors assigns the task of reviewing overall compensation policies and recommending compensation for senior Bank executives to the Human Resources Committee of the board, which is composed exclusively of non-management directors. The Committee’s practices in setting compensation and in linking it to performance are discussed on pages 10 to 13 of this Circular.

     The Bank’s overall compensation policies, including incentives, are based on a pay for performance philosophy in which a significant portion of the compensation of senior executives is directly related to the performance of the Bank. The more senior the position the greater the proportion of compensation that is “at risk”. Further, the Bank’s Performance Deferred Share Program (outlined on page 12 of this Circular) includes a significant component that can increase and decrease with relative performance based on the Bank’s total shareholder return relative to a comparator group of 15 North American financial institutions.

     In addition, as described on page 11 of this Circular, the Bank sets minimum share ownership levels for its senior officers, making them financially at risk if the market value of Bank Common Shares declines.

     Accordingly, the Board of Directors is of the view that the proposal is not necessary in light of existing compensation policies of the Bank.

Proposal No. 5: Set a reasonable threshold for nomination of Directors

It shall be the policy of the Bank to accept the nomination of a Shareholder to the Board of Directors upon receipt of a formal proposal signed by a minimum of 100 beneficial or registered Shareholders, each of whom owns a minimum of 100 shares, but they must represent total shareholdings of at least 100,000 voting shares of the Bank (which means an average holding of 1,000 shares per Shareholder, with the minimum number of signatories).

Shareholder’s explanation:

Under the Bank Act, the Bank is not compelled to accept the nomination of a Shareholder to the Board of Directors unless the Shareholder submits a proposal signed by the owners of a minimum of 5% of the voting shares of the Bank. This is insurmountable for ordinary Shareholders of modest means, but it is within the Bank’s powers to adopt a policy that sets a lower threshold for nomination. The standard that is proposed here is high enough to demonstrate commitment and to avoid abuse, as it requires the support of owners of $5,000,000 worth of Bank shares and also requires the support of a significant number of individuals with more than a token investment. The final decision as to whether any individual is to be elected to the Board of Directors will, of course, continue to rest with the Shareholders in total, voting in person or by proxy at the annual meeting.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

     Representation of the interests of all shareholders is key to the Board of Director’s goal of promoting shareholder value.

     The Bank has more than 665 million shares outstanding and over 280,000 shareholders. The proposal would make it possible for special interest groups holding a small minority of shares, less than 0.02% of voting shares, to put forward candidates to represent their particular interest. Furthermore, the proposal would likely lead to many more nominees than positions to be filled on the board and therefore deter highly qualified candidates from accepting nomination.

     The Bank’s current system of nomination and election of directors (which is in accordance with the Bank Act and is used by other leading Canadian companies) promotes the election of a board in which each director represents the shareholders as a whole. The Corporate Governance and Public Policy Committee (composed exclusively of non-management directors) identifies and recommends nominees for the Board of Directors. The Committee selects nominees with experience in a wide variety of businesses and professions,

34   Royal Bank of Canada

with a balance of geographical and business sector representation. The board derives its strength from the diversity, qualities, skills and experience of its members. The Board of Directors believes the present system provides the best assurance that the individuals who are elected as directors will work as a cohesive team in the best interests of the Bank and for the benefit of all shareholders.

     For these reasons, the Board of Directors believes that implementing this proposal would be contrary to the best interests of the Bank’s shareholders.

André Lizotte of 1 5220 50 A Avenue, Sylvan Lake, Alberta T4S 1E5 has submitted one proposal. The proposal and Mr. Lizotte’s supporting comments are set out verbatim in italics below.

Proposal No. 6: Independence of External Auditors

It is proposed that, as was approved last year in the case of the Toronto-Dominion Bank and the Canadian Imperial Bank of Commerce, the Royal Bank of Canada amend its by-laws so that, along with its affiliates, it does not award any new consultation contracts to firms related to or affiliated with any firms acting as external auditors for the bank and its affiliates. This amendment will ensure that external auditors are not put in any real or perceived conflict of interest situations.

Shareholder’s explanation:

External auditors are the guarantors of the integrity of the corporation’s financial statements and, in this role, can never be put in any real or perceived conflict of interest situations. Recent events in the United States have clearly demonstrated the dangers than can result from such situation. For this reason, the remaining Big Four audit firms have taken measures to avoid such situations; however, some of them are continuing to offer consultation services to audit clients through affiliate companies. In the interest of good corporate governance, it is imperative that the Royal Bank of Canada adopt a clear and unequivocal stand on this issue.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Bank is subject to the rules of various agencies, commissions and stock exchanges, and the provisions of the United States Sarbanes-Oxley Act of 2002 (“SOX”), which introduced a series of accounting and corporate governance reforms. Under these rules, which will come into effect in 2003, the external auditors may not provide the following services:

•	bookkeeping and related services;

•	financial information systems design and implementation;

•	appraisal or valuation services, or fairness opinions;

•	actuarial services;

•	internal audit outsourcing services;

•	management functions or human resources;

•	broker or dealer, investment adviser or investment banking services; and

•	legal services and expert services unrelated to the audit.

On September 24, 2002, the Audit Committee adopted a policy that prohibits the Bank from engaging the auditors for prohibited categories of non-audit services and that requires pre-approval of the Audit Committee for other permissible categories of non-audit services.

     The rules under SOX recognize that the external auditors are best equipped to render certain categories of services to an issuer in the most efficient and economical manner. The Board of Directors believes that it is appropriate for the Bank to preserve the Bank’s ability to retain its external auditors for non-audit services in the permitted categories, subject to the checks and balances below.

     The board’s Audit Committee annually reviews with the external auditors their qualifications, independence and objectivity, including formal written statements delineating all relationships between the auditors, their affiliates and the Bank that may impact the auditors’ independence and objectivity.

     In light of the safeguards that have already been implemented to ensure auditor independence, the Board of Directors does not believe that an outright prohibition of all non-audit services, as presented in the proposal, is appropriate.

Jim Laughlin of 55 Harbour Square, # 1915, Toronto, Ontario M5J 2L1 has submitted three proposals. These proposals and Mr. Laughlin’s supporting comments are set out verbatim in italics below.

Proposal No. 7: RBC Pensioner Insurance Benefits

It is proposed that the Bank harmonize the premium schedules for life insurance and other benefits for pensioners between the ages of 55 and 65 and their spouses, to match the premium schedules in place for employees of the same age.

Shareholder’s explanation:

The following table illustrates the inequity in monthly premiums for $100,000. in life insurance coverage for employees/spouses vs. pensioners/spouses, per person.

Age 45 to 49: $21.45 vs $50.00
Age 50 to 54: $26.50 vs $50.00
Age 55 to 59: $31.16 vs $50.00
Age 60 to 64: $32.72 vs $50.00

35   Royal Bank of Canada

     Pensioners and their spouses each pay a monthly premium of $50.00 for $100,000.00 of life insurance coverage which compares very unfavourably with the equivalent premiums paid by employees and their spouses, as outlined in the foregoing.

     For example, you will note that if a person were to retire at age 55 and his/her spouse were age 48, their combined monthly premium would increase to $100.00 ($50.00 x 2), paid from a lower monthly retirement income. However, if the person were to remain employed by the bank, their monthly premium would remain at $52.61 ($31.16 + $21.45). This represents a 90% increase to the pensioner and spouse which is not justified. If anything, it could be argued that pensioner premiums should be less than those paid by employees of identical age because pensioners are free from the many stresses and strains faced in the daily work environment. Moreover, spousal premiums should not increase simply because the employee has retired, as his/her health does not suddenly deteriorate at this point.

     An increase of $47.39 per month may not seem like much but to most pensioners and their spouses, it is $568.68 per year after tax. And that is not an insignificant amount when on a reduced, fixed income. Moreover, the inequity would increase proportionately if the couple’s family circumstances dictated the need for insurance coverage greater than $100,000.00. To the Bank, however, the cost of implementing this proposal would be negligible.

     Actuarially, it makes no sense that two relatively large groups of people of identical ages and of at least equal health would pay such different premiums for identical insurance coverage. As RBC Insurance is the underwriter of both the employee and pensioner insurance coverage, the premium schedules could easily be harmonized, resulting in a well-deserved premium reduction for the pensioners and their spouses.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

Mr. Laughlin has written to the Bank on this matter, in which he has a personal interest, in the past and has been provided with a response.

     The Bank provides a valuable service in sourcing optional group life insurance coverage for its employees and retirees from an independent third party insurance underwriter. The cost of this optional life insurance coverage is borne by the individual participants based upon premiums set by the underwriter for each employee and retiree group separately, based on each group’s size and loss experience. Due to differing mortality and coverage cancellation rates, the loss experiences of the employee group and retiree group are different and accordingly the underwriter has set different premium rates for the employee group compared to the retiree group. There is no obligation for members of either the employee group or the retiree group to subscribe for this optional life insurance coverage through the Bank’s program and the Bank is under no obligation to subsidize the costs of employee or retiree coverage.

Proposal No. 8: Employee Pension Plan Representation

It is proposed that the Bank expand the RBC Pension Plan Management Committee to include retiree representation so that the best interests of rank and file employees and pensioners are properly and effectively represented.

Shareholder’s explanation:

According to the most recent Pension Plan Report and Financial Statements (December 31, 2001), the Management Committee of the RBC Pension Plan is comprised of 10 members, all of whom are senior executives of the Bank or subsidiary entities. While the present committee members are all employees (and therefore theoretically represent the plan members), they are also all senior executives within the Royal Bank Financial Group. Given their senior executive status, these members are in a potential conflict of interest position because realistically, they run the risk of putting the interests of the Bank ahead of those of the pension plan members when crucial decisions must be made. While that may or may not happen, these officers must not only be beyond reproach, they must also appear to be beyond reproach. Moreover, Clause 8(10) of the Pension Benefits Standards Act, 1985, which governs federally regulated pension plans, requires the pension plan administrator, i.e. the Bank through its executive officers, to “act in the best interests of the members of the pension plan.” In other words, there is a legal requirement for them to do so.

     A solution to this potential conflict of interest problem would be realized by enabling effective and meaningful employee and retiree Committee representation. Accordingly, it is proposed that the BC, The Prairies, Ontario, Quebec, Atlantic, and International regions should each have two rank and file representatives on the Committee and in addition, pensioners should also have proportional representation. The reconfigured Committee would receive valued grass roots input directly from the regional and pensioner representatives while the existing Committee members would continue to offer their particular expertise. The reconfigured Committee would also be in keeping with the spirit of the aforementioned Pension Benefits Standards Act, 1985.

     Employee pensions are far too important to be managed in anything less than a highly professional and conflict free manner. Given the present situation, a fresh approach is needed to ensure that the rights and expectations of all

36   Royal Bank of Canada

stakeholders are consistently and fairly satisfied on an ongoing basis. In this regard, members of the Pension Justice Group and other interested parties will be happy to assist.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

Mr. Laughlin has written to the Bank on this matter in the past and a response has been provided to him. Mr. Laughlin’s proposal relates to pension plan governance, a matter that the Bank takes very seriously.

     The legislation that regulates the Bank’s pension plan clearly provides that the Bank, as employer, is responsible for the administration of its pension plan. In discharging its plan administration responsibilities, the Bank’s Board of Directors established the RBC Pension Plan Management Committee, the members of which have been carefully selected for their relevant knowledge and skills. The Bank, the RBC Pension Plan Management Committee and others involved in pension plan administration are required by law to act in the best interests of pension plan members in discharging their various administrative duties. The Bank’s pension plan governance and administrative structure comply fully with these stringent legal requirements.

     The restructuring of the RBC Pension Plan Management Committee as Mr. Laughlin proposes is not required either by law or by pension governance best practices and will not enhance the ongoing performance or administration of the pension plan.

Proposal No. 9: Employee Pension Entitlement

It is proposed that the bank set up a committee, with equal representation from affected pensioners and bank management, to review and report to the Board of Directors within three months, issues arising from changes unilaterally made to the bank’s pension plan on or about May 1, 1974, which continue to have a negative impact (in respect of pension entitlement) upon current and former long-term Royal Bank employees, including, but not limited to:

•	Women who participated in the 1996 gender buyback, but who were not permitted to participate in the September, 2001 reinstatement of pensionable service;

•	Women who wished to participate in the 1996 gender buyback, but who were not made aware of its existence or received inadequate information at the time;

•	Women who for compelling reasons, which resulted in an inequity, did not have the required “continuous service” to qualify for participation in the 1996 gender buyback nor the September, 2001 reinstatement, but who were otherwise deserving of the same treatment;

•	Employees who joined the bank between November 1, 1973 and January 31, 1974 and who were already over 21, but who were not permitted to join the pension plan due to their alleged “probationary status”, contrary to pension plan bylaws;

•	Employees who were recruited often from universities, and accepted employment offers before May 1, 1974, but who, as a result of the entrance age rule change in the pension plan on May 1, 1974, were not permitted to join until much later;

•	Individuals who have continuous service with the Royal Bank “family” of companies, but because they actually left the Royal Bank proper, are deemed not to have such continuous service;

•	Employees who were under 21 on May 1, 1974 and who, as a result of the entrance age rule change on May 1, 1974, were not able to join the pension plan upon turning 21, but were required to wait until March 1, 1980;

•	Employees, both active and on salary continuance, whose opted out reinstatement caused them to be fully paid up in the pension plan with 35 years of pension plan membership several months before the reinstatement was granted in September, 2001, and who therefore became eligible for their pension sometime earlier than their pensions were actually granted.

Shareholder’s explanation:

The affected employees are all long-term Royal Bank former and current employees. Each was affected negatively, in terms of pension participation, by the bank’s unilateral decision to amend its pension plan on May 1, 1974. The bank had a fiduciary obligation to ensure that employees, particularly when it came to pension entitlement and retirement, were fully informed and treated fairly. In most cases, it was not until many years later that individuals began to discover that decisions undertaken by the bank, on their behalf, on or about May, 1974, had a negative impact upon their pension accrual and entitlement. A large group of bank employees has been attempting for some time to require Royal Bank management to recognize the inequities created by the changes unilaterally made to the pension plan, and rectify those inequities.

     The Board of Directors will be aware that as of December 31, 2001, the Royal Bank Pension Fund featured an actuarial surplus of almost $439 million. Moreover, the Bank has taken a contribution holiday since June, 1999 due to this enormous funding surplus. Accordingly, there is easily enough money available to cover the relatively modest cost of this proposal.

     It is in the shareholders’ interest to ensure that the bank has met its fiduciary obligations to its long-term, loyal human resource base, in all respects. Such action will enable this group of dedicated Royal Bankers to retire with their heads held high, secure with their financial well-being that they

37   Royal Bank of Canada

worked so hard to achieve, and motivated to be life-long ambassadors for the Bank.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Board of Directors has established a committee, the RBC Pension Plan Management Committee, to review on a regular basis pension plan design issues and benefit levels and report on these issues periodically to the Human Resources Committee and the Bank’s Group Management Committee. The issues raised by Mr. Laughlin, consisting for the most part of requested improvements to the pension plan’s service recognition and historical membership eligibility criteria, were last reviewed by the Human Resources Committee in May 2002. These issues have been addressed with Mr. Laughlin in the past and arise from the Bank’s periodic enhancements of employee pension benefits, on a prospective basis, in response to changes in the labour force, market trends and legislation. As a result, while all pension plan members are entitled to earn basic pension benefits, not all plan members are able to meet the eligibility conditions required for certain ancillary and other benefits available under the plan in addition to the basic benefits. This situation is common to all pension plans, not just the Bank’s plan.

     The Bank has long structured its pension program to be competitive with the market and has always placed the highest importance on administering its pension plan in full compliance with the plan terms and prevailing legislation.

     The Board of Directors does not support the creation of an additional committee for the purpose of further review and reports on these issues.

The Association for the Protection of Quebec Savers and Investors Inc. (APEIQ) of 425 de Maisonneuve Blvd. West, Suite 1002, Montreal, Quebec H3A 3G5 have submitted five proposals. The proposals and APEIQ’s supporting comments (translated from French to English) are set out in italics below.

Proposal No. 10: Abolish stock option plans

It is proposed that the corporation abolish stock option plans as a form of compensation for executives and directors.

     Since the mid-1990’s, the compensation strategies of North American corporations have evolved in the direction of greater and greater use of stock options as part of the compensation of their executives and directors. This practice has generally resulted in compensation levels that are excessive, illegitimate and indefensible in light of the performances and returns delivered to shareholders by the vast majority of corporations. These abuses have contributed significantly to the dramatic loss of confidence of investors and the public in the quality of the governance of public corporations and the integrity of financial markets. Executive compensation has become completely dissociated from the achievement of long-term objectives set for management and has transformed itself into an incentive to manage corporations based on considerations having to do with the immediate market price of the corporation’s shares. The massive use of stock options in the compensation system is the principal cause of these distortions and many would say it is at the root of numerous cases of fraud where the officers, with the complicity of their auditors, have violated ethical principles and the law in order to tamper with information about the actual financial condition of their corporation. A growing number of observers and specialists share the opinion that the objective imputed to options of aligning the interests of management with those of shareholders has failed. In fact, options have promoted the plundering by executives of what rightfully belongs to the shareholders of the corporations they manage. On September 26, 2002, the Canadian Council of Chief Executives (CCCE, Governance, Values and Competitiveness: A Commitment to Leadership, September 2002, page 13) arrived at a similar conclusion that the objective had failed when it stated that it understood the frustration felt by investors “when senior executives are rewarded handsomely for past performance that proves to be short-lived.” It is imperative that this compensation method be eliminated and alternative formulas be found, such as the awarding of shares with a mandatory minimum holding period, so as to ensure that executives’ interests are aligned with shareholders’ interests. It is therefore requested that Royal Bank of Canada not renew its stock option plans for executives and directors once the past commitments have been honoured.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

This proposal is substantially to the same effect as Proposal No. 3 from Mr. J. Robert (Bob) Verdun concerning the phasing out of stock options. Reference is made to the reasons for the Board of Directors’ recommendation to vote against Proposal No. 3.

     As stated in that context, while in recent public discussions the expensing of stock options has frequently been advocated, there has been little suggestion that stock options, properly structured, duly approved by shareholders, modestly dilutive and granted within approved amounts, fail to align management and shareholder interests. In fact, the alignment is generally well recognized.

38   Royal Bank of Canada

     The Board of Directors believes that well managed option grants remain a valid component of compensation for executive officers. The Board of Directors therefore opposes the phasing out of options for executive officers.

     On November 19, 2002, the Board of Directors discontinued on a permanent basis all further grants of options to directors under the separate Director Stock Option Plan. At the same time, the Board of Directors increased the share ownership guideline for directors to $300,000 to further align the interests of directors with those of shareholders.

Proposal No. 11: Certification of periodic reports containing financial statements

It is proposed that the Chief Executive Officer and Chief Financial Officer of the corporation personally certify that the information filed in periodic reports that contain financial statements fairly presents, in all respects, the facts, the financial condition and the operations of the corporation.

     This requirement has been law in the United States since July 30, 2002, when President Bush signed the Sarbanes-Oxley Act, promulgated in reaction to the many scandals and “confessions” of large corporations regarding accounting manipulations. Royal Bank of Canada, whose shares are traded in the United States, has an obligation to the Securities and Exchange Commission to comply with this requirement. The requirement goes well beyond the scope of the statement contained in the section “Management’s Responsibility for Financial Reporting”, first, because it defines fair presentation in a general context and not solely as a function of generally accepted accounting principles. Secondly, it obliges these officers to certify not only financial statements but also other financial information (notes, management discussion and analysis) that bears on the understanding of the financial statements. It is imperative for Canadian corporations to adopt this practice in order to affirm their concern for transparency and integrity toward their Canadian shareholders before legislation compels them to do so. The Canadian Council of Chief Executives (CCCE, Governance, Values and Competitiveness: A Commitment to Leadership, September 2002, pp. 13-14) is in favour of such a certification.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

As required under the Sarbanes-Oxley Act of 2002 (“SOX”), the Chief Executive Officer and Chief Financial Officer have provided certificates in the Form 40-F report that is filed annually with the Securities and Exchange Commission (“SEC”). That report includes the Bank’s Annual Information Form (the Canadian equivalent of the U.S. Form 10-K annual report), the annual financial statements (Canadian and U.S. GAAP) and the accompanying Management’s Discussion and Analysis. The certificates of the Chief Executive Officer and the Chief Financial Officer confirm that the entire report does not contain any untrue statement of a material fact or omit to state any material fact, and that the financial statements present fairly in all material respects the financial condition and results of operations and cash flows. The certificates also speak to the design and evaluation of disclosure controls and procedures, and related disclosures to the auditors and Audit Committee.

     The Bank has in place a comprehensive and regular review process both for annual and interim reports that provides the foundation for the statements contemplated by the certificates and that ensures a sense of personal accountability on the part of senior management. Annual and quarterly financial statements are also reviewed by the Audit Committee and the Board of Directors prior to public release.

     The SEC does not regard quarterly reports of foreign private issuers as periodic reports, with the result that certificates of the Chief Executive Officer and Chief Financial Officer are not required in connection with the Bank’s quarterly financial statements. The Board of Directors does not believe that value would be added by the provision of personal certificates for periodic reports that are not required under applicable law.

Proposal No. 12: Loans to directors and officers

It is proposed that the corporation no longer extend any personal loans to directors and executives other than in the ordinary course of business and at the regular interest rate.

     These reduced-rate loans are granted for personal purposes (consumer purchases, investment and others) and they are not always paid back. There is no reason why corporations should hand over this kind of money to executives and directors who are already compensated very generously. This practice of extending personal loans which are used to speculate on the shares of their own corporation, in combination with the granting of large quantities of stock options, has promoted abuses by officers and contributed to the recent financial scandals, the precipitous drop in stock prices and the erosion of investor confidence. A number of corporations have already announced that they are abolishing these programs which are in no way favourable to shareholder interests.

39   Royal Bank of Canada

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Bank is subject to the requirements of section 402 of the Sarbanes-Oxley Act of 2002, which prohibits loans to directors and executive officers. The Bank is in compliance in all material respects with section 402 of the Act and, with reference to one of the issues raised specifically by the proposal, the Bank prohibits loans to its directors or executive officers in connection with purchases of securities of the Bank.

     Also, all of the Bank’s loans to its directors or executive officers are in the ordinary course of business and at regular customer interest rates in accordance with the Bank’s lending practices, other than loans to assist with home purchases resulting from Bank-initiated transfers, which loans are secured by collateral mortgages on the executive’s residence. These loans bear interest at reduced rates. This program was discontinued in December 1995 for transfers within Canada and in November 2002 for transfers within the U.S. and existing loans were grandfathered.

     The Board of Directors does not support this proposal as it would be inappropriate for the Bank to request that employees immediately repay loans extended under these grandfathered programs.

Proposal No. 13: Creation of ethics committee

It is proposed that the Board of Directors create an ethics committee responsible for ensuring that the corporation takes all steps necessary to promote a corporate culture based on the highest ethical standards.

     The events of the past few years have served to highlight the moral decay of a significant fringe segment of the business world. Society and shareholders are demanding of their corporations that they adhere to ethical principles and demonstrate a well-developed social conscience. It is not enough for the corporation to have adopted a code of ethics for the conduct of its business if it is not supported by mechanisms that promote adherence among all persons who work for the corporation and measures designed to monitor and punish those who fail to comply with it. In addition, the code needs to be reviewed on a regular basis to reflect the new realities of society and the business world. The shareholders are sounding an alarm bell in order to signal to their corporation that it needs to practise zero tolerance where matters of integrity are concerned and they want their message to be loud and clear. To this end, they are asking the Board of Directors to create a committee of the Board devoted specifically to ethical issues. This committee will be responsible for ensuring that management of the corporation takes steps to strengthen an ethics-based corporate culture. It will be responsible for ensuring that a rigorous code of ethics is distributed at all levels of the corporation and is reviewed regularly and that effective mechanisms are in place to monitor the code’s application. Ethics and integrity are not merely theoretical constructs; they are criteria which increasingly form the basis of business decisions by customers, suppliers, creditors and investors. Accordingly, this proposal concerns both corporate conduct and the return delivered to shareholders.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Board of Directors already has in place a Conduct Review and Risk Policy Committee, which:

•	reviews and approves on a regular basis standards of business conduct and ethical behaviour for the Bank’s directors, senior management and employees;

•	obtains on a regular basis assurance that the Bank has processes to ensure adherence to its standards of business conduct and ethical behaviour;

•	reviews Bank procedures for complying with the rules of the Bank Act concerning “related parties”;

•	establishes and monitors procedures for restricting the use of confidential information, dealing with complaints, disclosing information to clients and resolving conflicts of interest; and

•	reviews credits to directors or entities in which they are partners, directors or officers.

In addition, the Bank has in place a Code of Conduct which addresses ethical and legal concerns for directors, senior management and employees.

     To support the Conduct Review and Risk Policy Committee in performing its duties relating to ethics, the board has approved the establishment and mandate of an Ethics and Compliance Committee, composed of senior management. This committee has responsibility for ensuring that the Bank has in place appropriate policies and management systems to ensure adherence to the principles outlined in the Code of Conduct.

     In light of the foregoing, the Board of Directors does not believe that the creation of an additional ethics committee is warranted.

40   Royal Bank of Canada

Proposal No. 14: Chair reports at Annual Meeting

It is proposed that the chairman of the Board of Directors and all the chairs of committees of the Board of Directors present an oral report and respond to shareholders’ questions at the corporation’s annual meeting.

     Annual meetings of shareholders are supposed to discuss the corporation’s business activities and internal matters. One internal matter that the annual meeting of shareholders needs to focus on is the quality of the corporation’s governance. Poor corporate governance has caused investors to lose billions of dollars in recent years as a result of the bankruptcies and crooked dealings that have had direct consequences not only for the shareholders of these corporations but also for the entire financial community. Corporate governance is not just an ideal, a theoretical construct or an ethical question; it is also a question of the return delivered to shareholders. The Board of Directors is a fundamental component of the system of governance of public corporations and plays a pivotal role in decisions in this area. It is at the centre of the chain of delegation extending from the shareholders up to senior management. Its principal duties consist in overseeing the management of the corporation on behalf of the shareholders who have given the directors a mandate to do just that, make certain decisions (such as those pertaining to executive hiring and compensation), and generally to identify conflicts of interest between senior management and the shareholders and resolve them for the benefit of the latter. In order to fulfil its mandate and discharge its responsibilities, the Board of Directors entrusts certain important matters to committees. This delegation of duties and oversight mandate require management of the corporation to report to the Board of Directors. This same chain of delegation of duties requires the Board of Directors to report to the shareholders on how the Board has discharged its duties on their behalf.

This proposal is aimed, first, at reinforcing the relationship between the Board, its committees and the shareholders, and secondly, at allowing the shareholders to assess the quality of governance within the corporation. Its adoption will permit the shareholders to obtain additional information on certain matters pertaining to the fulfilment of the Board’s mandate and to benefit from increased transparency.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE FOR THE PROPOSAL FOR THE FOLLOWING REASONS:

The Annual Meeting of Common Shareholders is the appropriate forum for receipt of financial statements of the Bank and the Auditors’ Report, election of directors, appointment of auditors, consideration of shareholder proposals and any other business which may properly be brought before the meeting, including responding to shareholder questions.

     The Bank prepares and mails to shareholders an Annual Report along with a proxy circular which together include the financial statements, discussion and analysis of the financial and operating activities of the Bank, disclosure on corporate governance and an outline of the responsibilities of each committee of the board.

     The Chairman of the Board and the chairs of committees of the Board of Directors attend the Annual Meeting and are available, through the Chairman of the Annual Meeting, to answer the questions of shareholders.

     In addition, this year the Chairman of the Board and the chairs of the committees of the Board of Directors will present oral reports at the Bank’s Annual Meeting of Common Shareholders.

41   Royal Bank of Canada